Royal Bank reports second quarter 2005 results

The financial information in this document is in Canadian dollars and, commencing this quarter, is based on Canadian generally accepted accounting principles (Canadian GAAP), unless otherwise noted.

Second quarter 2005 highlights compared with the second quarter of 2004:

•	Second quarter net income of $907 million, up $147 million or 19% from a year ago

•	Diluted earnings per share (EPS) of $1.37, up $.23 or 20%

•	Return on common equity (ROE) of 19.9%, up 310 basis points

•	Total revenues of $4,734 million, up $226 million or 5%

•	Non-interest expense of $2,721 million, down $26 million or 1%

•	Total provision for credit losses of $116 million, down $33 million

•	Tier 1 capital ratio of 9.5%, up from 9.3%

TORONTO, May 27, 2005 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $907 million for the second quarter ended April 30, 2005, up 19% from a year ago. Diluted EPS were $1.37, up 20%.

Commenting on the results, Gordon M. Nixon, President & CEO, said, “We are pleased with the strong growth in our Canadian Personal and Business operations, improved results in our U.S. and International Personal and Business segment and consistent performance from Global Capital Markets despite a difficult trading environment in the latter part of the quarter. We continue to benefit from low interest rates, a strong economy and relatively benign credit conditions.”

Total revenues increased $226 million or 5% from a year ago, reflecting higher volumes in our disability and group life insurance operations, which have included the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident) since May 1, 2004, strong loan and deposit growth, and higher mutual fund revenues. These factors more than offset a $115 million reduction in total revenues due to the strengthening of the Canadian dollar versus the U.S. dollar, and a decline in total trading revenues.

Non-interest expense decreased $26 million or 1% from a year ago, largely reflecting successful cost containment efforts and a $65 million decline in expenses due to the appreciation of the Canadian dollar relative to the U.S. dollar. These factors more than offset $59 million of higher costs associated with stock-based compensation primarily in light of a significant appreciation in our common share price, and greater costs related to the expansion of our sales and service staff in Canada, and to advertising and marketing in support of business growth.

The total provision for credit losses was $116 million compared to $149 million a year ago.

The Tier 1 capital ratio was 9.5%, compared to 9.3% in the second quarter of last year and 9.2% last quarter, while the Total capital ratio was 12.8% versus 12.9% a year ago and 12.7% last quarter.

Compared to the first quarter of 2005, net income was down $72 million or 7% and diluted EPS were down $.13 or 9%, largely reflecting lower trading revenues and three fewer days in the second

ROYAL BANK OF CANADA Second Quarter 2005	1

quarter compared to the first. These factors more than offset higher revenues from growth in loans and deposits, and higher insurance, securities brokerage, investment management and mutual fund revenues. Overall revenues were down $94 million or 2%. Non-interest expense was up $14 million or 1%, largely reflecting higher costs associated with stock-based compensation in light of a significant appreciation in our common share price.

Six-month net income was $1,886 million, up $340 million or 22% from the first half of 2004, and six-month diluted EPS were $2.87, up $.54 or 23%. The increase largely reflected higher revenues from growth in loans and deposits and wider spreads, as well as higher volumes in disability insurance product lines (which has included UnumProvident since May 1, 2004) and in most activities generating non-interest income except trading and securities brokerage. In addition, non-interest expenses declined, largely reflecting costs incurred in the first quarter of 2004 related to the settlement of a dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. and successful cost containment efforts. The provision for credit losses was higher, reflecting a $150 million general allowance reversal in the first quarter of 2004.

President & Chief Executive Officer’s message

We are pleased with the growth in each of our business segments which resulted in a 19% growth in earnings in the second quarter.

We are particularly pleased with the 6% operating leverage (the difference between revenue growth and non-interest expense increase) we realized over last year’s second quarter. It reflects a 1% decline in expenses, notwithstanding higher stock-based compensation (primarily due to a significant appreciation in our common share price) and the 5% growth in revenues. We continue to enjoy strong loan and deposit volume growth and market share increases in consumer lending products, as well as higher investment management and mutual fund revenues.

Performance review

Our six-month 2005 performance, compared to our objectives for the year, is shown on page 4. We met virtually all of our objectives. Our share price to book value returned to the top quartile of the S&P/TSX Composite Banks Index and our share price rose more than the Index did this quarter. Earnings growth and ROE were both above 20% and met our objectives. Revenue growth was at the top end of our 6-8% objective, and we outperformed our objective in the area of expense management. Portfolio quality and capital management objectives were also met. Our dividend payout ratio fell slightly short of our objective in light of the high level of earnings in the first six months of this year. However, our objective for 2005 remains unchanged.

Each of our three business segments grew its earnings in the first half of the year – the Global Capital Markets segment by $137 million or 34%, the U.S. and International Personal and Business segment by $73 million or 72% (including strong earnings growth in our U.S. Banking operations) and the Canadian Personal and Business segment by $56 million or 5%.

Progress on our top 2005 priorities

We continued to take steps in the second quarter to achieve our top priorities for 2005, which are to:

1)	Improve revenue growth by meeting more of our clients’ needs

2)	Enhance efficiency and effectiveness so that we can provide better value and service to clients

3)	Generate better returns from our U.S. and International Personal and Business segment

To grow revenues, we are continuing to optimize our distribution channels, provide excellent product solutions to our clients and enhance the client experience by simplifying our processes and

ROYAL BANK OF CANADA Second Quarter 2005	2

operations. During the quarter, we introduced a new Starbucks ® Duetto** Visa* card in Canada and launched two new term life insurance products. In the United States, RBC Centura enhanced its commercial loan products while Global Private Banking expanded our presence through a new office in San Francisco. We broadened our Canadian retail distribution reach via additional sales and service staff and we also plan to open a few insurance branch outlets next to our bank branches in Canada over the next few months to help expand our reach and serve a wider range of our clients’ needs. Finding creative new avenues for growth has been a part of our history and we will continue to do so in the future.

To enhance efficiency and effectiveness, our business segments and corporate support areas have all identified and are executing numerous cost initiatives with specific targets for which they are accountable. For example, the business segments are streamlining head office and field support. Global Technology and Operations is targeting savings by bringing together all of our technology and operations groups, by consolidating operations centres and by creating centres of excellence and expertise.

Each of our businesses in the U.S. and International Personal and Business segment has refined its strategy to deliver optimal returns. RBC Centura is focusing on meeting the needs of businesses, business owners and professionals to leverage the significant growth and profit opportunities of those clients. Our Caribbean operations are looking to cross-sell products to their clients to generate revenue growth. RBC Dain Rauscher is focusing on providing a broader array of products to its clients. Global Private Banking is continuing to expand its distribution network and better serving its clients through expanded product offerings and a new primary relationship manager service model. Following a strategic review of our U.S. operations, we determined that RBC Mortgage Company was no longer a core business that would positively contribute to our U.S. operations. Accordingly, during the quarter we identified RBC Mortgage Company as discontinued operations and, on May 27th, announced an agreement to sell certain assets of the company.

In addition, our new structure introduced late last year (which combines all these U.S. and international personal and business operations in one business segment) has made it easier for these complementary businesses to leverage each other’s product development and distribution strengths, where appropriate, to provide clients a broader range of services. For example, RBC Dain Rauscher has partnered with Global Private Banking to offer a credit solution to meet the needs of high net worth clients.

Our priorities and initiatives are intended to serve our clients better and make us more efficient. We intend to keep RBC at the forefront of the financial services industry in Canada and to grow our international operations in a profitable manner. Ultimately, we aim to deliver top quartile returns and valuation to our shareholders.

Finally, I would like to acknowledge the strong contribution of our people, who have made us one of Canada’s most respected corporations. We owe our success to them and to the clients they serve.

Gordon M. Nixon
President & Chief Executive Officer

ROYAL BANK OF CANADA Second Quarter 2005	3

PERFORMANCE COMPARED TO OBJECTIVES

	2005	Six-month
	objectives	performance
1. Valuation

Maintain top quartile valuation levels:

• Share price/book value:	1st quartile of S&P/TSX (1)	1st quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (2)

• Share price/earnings:	1st quartile of S&P/TSX (1)	2nd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (3)

Share price growth:	Above S&P/TSX Composite	Above S&P/TSX Composite
	Banks Index	Banks Index

2. Earnings growth

Grow diluted earnings per share by:	20%+ (1)	23%

3. Return on common equity (ROE)

Achieve an ROE of:	18-20% (1)	20.9%

4. Revenue growth

Achieve revenue growth of:	6-8% (1)(4)	8%

5. Non-interest expense control

Limit expense growth to:	Less than 3% (1)	(2)%

6. Portfolio quality

Achieve a ratio of specific provisions for credit losses to average loans and acceptances:	.35-.45% (1)	.17% (5)

7. Capital management

Capital ratios (6): Tier 1 Capital	8-8.5%	9.5%

Total Capital	11-12%	12.8%

8. Dividend payout ratio (7):	40-50% (1)	38%

(1)	These objectives were established in late 2004 when U.S. GAAP was our primary GAAP for reporting purposes. Although we adopted Canadian GAAP as our primary GAAP effective this quarter, we are maintaining these objectives for 2005 since our performance under U.S. and Canadian GAAP does not differ materially.

(2)	Computed by us on April 30, 2005, based on book values at January 31, 2005.

(3)	Computed by us on April 30, 2005, based on analysts’ average diluted EPS estimates for 2005.

(4)	Based on our expectation of an average Canadian dollar value of US$.80 in 2005.

(5)	A $52 million transfer of the allocated specific allowance to the allocated general allowance during the first quarter 2005 decreased this ratio by .06%.

(6)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(7)	Common dividends as a percentage of net income after preferred dividends.

ROYAL BANK OF CANADA Second Quarter 2005	4

SECOND QUARTER BUSINESS HIGHLIGHTS

Key second quarter 2005 announcements, product enhancements and recognition for each of our business segments are discussed below.

Canadian Personal and Business

•	RBC Asset Management achieved more than $2.1 billion in net sales of long-term funds during the quarter, outpacing the next closest fund company by more than $500 million. This marks the sixth consecutive quarter in which RBC Asset Management has been the industry leader, driven by strong advisor and client demand for its products across multiple distribution channels.

•	In February, RBC Royal Bank and Starbucks ® Coffee Company introduced a new hybrid card that combines an RBC Visa card with the popular, reloadable Starbucks Card. The Starbucks Duetto** Visa* Card – the first of its kind in Canada – offers coffee-loving consumers the ability to pay, reload, earn and redeem rewards with one convenient card.

•	In February, Global Insurance launched two new term life insurance products. The new Term 10 and Term 20 options provide Canadians with affordable term life insurance coverage for 10- or 20-year terms and also offer the option to convert the insurance to permanent universal life insurance coverage at the end of the term. The products were designed to offer insurance coverage to a broader range of clients and include new optional features such as coverage for children and accidental death.

U.S. and International Personal and Business

•	RBC Centura enhanced its suite of commercial and small business products with the introduction of a new wholesale lockbox service, and an enhanced owner-occupied small business loan designed specifically for professionals which allows long term financing of their offices. In addition, RBC Centura introduced a new checking account for employees of commercial clients, and a new home financing option with favourable terms for professionals and executives.

•	RBC Dain Rauscher introduced RBC Premier Line of Credit, in partnership with Global Private Banking. This product, designed to meet the credit needs of high net worth clients, is a revolving line of credit secured by one or more of a client’s eligible investment accounts. The program offers either a variable or fixed rate based on the London Interbank Offered Rate (LIBOR) as the reference rate, giving RBC Dain Rauscher clients the opportunity to borrow money for their personal needs without selling their investments or disrupting their investment strategy.

•	Global Private Banking expanded its presence in the United States by opening a new representative office in San Francisco. The office broadens Global Private Banking’s footprint in the United States, with a focus on serving high net worth clients and a diverse mix of individuals and families from around the world who live on the west coast and have international financial planning needs.

Global Capital Markets

In its annual foreign exchange survey, Euromoney magazine ranked Global Capital Markets the top Canadian dollar trader in the world. RBC also ranked 15th in the world based on its overall market share of the trillion-dollar-a-day global foreign exchange market.

ROYAL BANK OF CANADA Second Quarter 2005	5

•	Bloomberg Markets magazine ranked global investment banks based on the fees they generated in 2004 from mergers and acquisitions advisory and debt and equity underwriting mandates. Global Capital Markets ranked 13th overall and 11th based on its share of the market for global debt issues.

•	Among several notable transactions done in the second quarter, Global Capital Markets acted as financial advisor to the Yellow Pages Group in its $2.55 billion acquisition of Active Directories Solutions. We also acted as global coordinator and joint bookrunner for a concurrent offering of common shares ($420 million), convertible notes ($300 million) and a credit facility ($300) for Ace Aviation. In the energy sector, RBC was the exclusive financial advisor to BP Canada Energy Company and Chevron Canada Resources in the sale of their respective interests in Central Alberta Midstream Services to SemCanada L.P.

•	In March, RBC became the first Canadian bank to become a member of the Australian Stock Exchange, positioning the firm to play an even stronger role in the mining sector that is enjoying buoyant market conditions.

•	Institutional & Investor Services (IIS) was ranked number one in the world for Global Custody Services in the Global Investor magazine 2005 Global Custody Survey results, announced May 6, 2005. In addition to its number one overall ranking for the second consecutive year, IIS was also voted first among European respondents, European institutional fund managers and European mutual fund managers. IIS was also voted first in a number of other categories, including quality of client service, technology, range of services and securities lending. This prestigious ranking builds on the momentum created with our number one ranking in the 2004 Global Investor survey, our “Top-Rated #1” status in the Global Custodian Agent Bank review, and our number one ranking in the R&M Consultants survey this past March.

** Trademark or registered trademark of Starbucks Coffee Company.

* Visa Int./Starbucks Coffee Company and Royal Bank of Canada, Lic. Users.

ROYAL BANK OF CANADA Second Quarter 2005	6

Access to quarterly results materials

Interested investors, the media and others may review this quarterly earnings release, interim financial statements, Management Discussion and Analysis, quarterly results slides and supplementary financial information at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

The conference call is scheduled for Friday, May 27, 2005 at 2:00 p.m. (EDT). At that time, senior executives will comment on the results for the second quarter and respond to questions from analysts and institutional investors. The conference call may be accessed on a listen-only basis:

Interested parties can listen to our second quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:

via the Internet at:

rbc.com/investorrelations/conference

via telephone at:

416-405-9328 (within Toronto) or 1-800-387-6216 (toll-free outside Toronto). Please call between 1:50 and 1:55 p.m. (EDT). A replay of the conference call can be accessed after 4:00 p.m. (EDT) on May 27 until August 26, 2005 at 416-695-5800 or 1-800-408-3053, by entering passcode 3152229.

Media Relations Contact

Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Nabanita Merchant, Senior Vice President, Investor Relations, nabanita.merchant@rbc.com, 416-955-7803

Dave Mun, Senior IR Professional, Investor Relations, dave.mun@rbc.com, 416-955-7808

ROYAL BANK OF CANADA Second Quarter 2005	7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR SECOND QUARTER 2005

This discussion and analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in our financial condition and results of operations for the three and six-month periods ended April 30, 2005, compared to the corresponding periods in the preceding fiscal year with emphasis on the three month comparison. The overview of management’s discussion and analysis highlights selected information and may not contain all information that is important to the reader. For a complete understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results and financial condition this management’s discussion and analysis should be read carefully together with our Interim Consolidated Financial Statements and related notes and our 2004 Annual Report. This management’s discussion and analysis is dated May 27, 2005. It is prepared in accordance with Canadian generally accepted accounting principles (GAAP) and all amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to Royal Bank of Canada, is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at sec.gov.

RBC OVERVIEW

ROYAL BANK OF CANADA (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. We are Canada’s largest bank as measured by assets, and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ over 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world.

Realignment and Client First Initiative

Effective November 1, 2004, we realigned our organizational structure, resources and processes to meet the financial needs of our clients more effectively across all of our businesses. As part of the realignment, our five previous business segments were realigned into three business segments structured around client needs and geographic location. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. This new management structure is the basis on which we report our segmented information. Each of our new segments is detailed below. Coincident with our realignment, we launched our Client First Initiative, which comprises activities to find new ways to generate stronger revenue growth and streamline our organization for faster decision-making, quicker implementation and better productivity.

Canadian Personal and Business

The Canadian Personal and Business segment consists of our banking and investment businesses in Canada and our global insurance businesses. This segment provides financial products and services to over 11 million personal and business clients through a variety of distribution channels including branches, business banking centres, automated banking machines, full-service brokerage operations, career sales forces, the telephone, internet channels and independent third-party distributors. This segment is comprised of the following:

Personal Lending focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of products including home equity financing, personal financing and credit cards.

Personal Payments and Client Accounts provides core deposit accounts, transactional payment services, foreign exchange and other related services to individual clients.

Investment Management provides full-service and discount brokerage, asset management, trust services and other investment products.

Business Markets offers a wide range of lending, deposit and transaction products and services to small and medium-sized business and commercial, farming and agriculture clients.

Global Insurance offers a wide range of creditor, life, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S., as well as reinsurance for clients around the world.

ROYAL BANK OF CANADA Second Quarter 2005	8

U.S. and International Personal and Business

The U.S. and International Personal and Business segment consists of banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment is comprised of the following:

Banking comprises our U.S. and Caribbean banking operations. These businesses offer a broad range of banking products and services to personal and business clients in their respective markets. Following a strategic review of our U.S. operations, we determined that RBC Mortgage Company was no longer a core business that would positively contribute to our U.S. operations. Accordingly, during the quarter we identified RBC Mortgage Company as discontinued operations and, on May 27th, announced an agreement to sell certain assets of the company. Refer to Note 3 of the Interim Consolidated Financial Statements.

Wealth Management comprises certain activities of RBC Dain Rauscher (the fixed income business is reported in Global Capital Markets as part of its global debt business) and Global Private Banking. In the U.S. we offer investment, advisory, and asset management services to individuals, and clearing and execution services to small and mid-sized independent broker-dealers and institutions. Internationally, we offer private banking, trust services, investment management and investment advisory solutions to high net worth clients.

Global Capital Markets

Global Capital Markets provides a wide range of investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. This segment is comprised of the following:

Global Markets consists of our global debt (including the fixed income business of RBC Dain Rauscher, as noted above), money market, foreign exchange, derivatives, alternative assets, private debt and equity, and proprietary trading businesses.

Global Investment Banking and Equity Markets consists of our corporate and investment banking (including the strategic lending portfolio), and equity sales and trading businesses.

Other consists of custody and investment administration services, correspondent banking services, commercial banking, research, the non-strategic lending portfolio and centralized management associated with the segment’s lending portfolios.

Corporate Support

The Corporate Support segment comprises our operations and technology groups, corporate treasury and other corporate functions. These groups and functions primarily incur costs that are attributed to the respective business segments based on methodologies outlined in “Business Segment Results”. The reported results for this segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization and are not allocated to the business segments. These activities may include transactions undertaken for the management of liquidity, capital or risk for strategic purposes.

ROYAL BANK OF CANADA Second Quarter 2005	9

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions) except per share amounts	2005	2005	2004	2005	2004

Total revenues	$4,734	$4,828	$4,508	$9,562	$8,825
Non-interest expense (NIE)	2,721	2,707	2,747	5,428	5,554
Provision for credit losses (PCL)	116	108	149	224	124
Insurance policyholder benefits, claims and acquisition expenses	622	582	508	1,204	960
Business realignment charges	4	2	—	6	—
Net income before income taxes	1,271	1,429	1,104	2,700	2,187
Net income	$907	$979	$760	$1,886	$1,546

Segments – net income
Canadian Personal and Business	$531	$603	$503	$1,134	$1,078
U.S. and International Personal and Business	77	98	40	175	102
Global Capital Markets	286	257	229	543	406
Corporate Support	13	21	(12)	34	(40)
Total net income	$907	$979	$760	$1,886	$1,546

Selected Information
Earnings per share (EPS) – diluted	$1.37	$1.50	$1.14	$2.87	$2.33
Common share price – Close (as at quarter end)	$74.95	$63.10	$60.95	$74.95	$60.95
Return on common equity (ROE) (1)	19.9%	21.9%	16.8%	20.9%	17.3%
Return on risk capital (RORC) (2)	32.4%	34.6%	27.3%	33.5%	27.8%
Net interest margin (NIM) (3)	1.63%	1.56%	1.49%	1.60%	1.52%
Efficiency ratio(4)	57.5%	56.1%	60.9%	56.8%	62.9%
Capital ratios (5)
Tier 1 capital ratio (5)	9.5%	9.2%	9.3%	9.5%	9.3%
Total capital ratio (5)	12.8%	12.7%	12.9%	12.8%	12.9%
Average common equity(1)	$18,400	$17,600	$18,150	$18,000	$17,800
Average risk capital (2)	$11,350	$11,150	$11,200	$11,250	$11,050
Selected balance sheet data
Total assets	$435,442	$428,230	$425,690	$435,442	$425,690
Securities	139,585	136,760	135,532	139,585	135,532
Personal loans	131,019	128,771	120,619	131,019	120,619
Business and government loans	49,779	49,757	50,130	49,779	50,130
Deposits	283,492	280,020	271,585	283,492	271,585
Business Information
Employees (full time equivalent)	60,991	61,915	60,775	60,991	60,775
Bank branches	1,408	1,405	1,417	1,408	1,417
Business banking centres	65	65	65	65	65
Automated banking machines	4,363	4,396	4,429	4,363	4,429

Period average USD equivalent of C$1.00	0.811	0.827	0.747	0.819	0.756
Period end USD equivalent of C$1.00	0.795	0.806	0.729	0.795	0.729

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

(2)	Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

(3)	NIM is calculated as Net-interest income divided by Average assets.

(4)	Efficiency ratio is calculated based on non-interest expense as a percentage of total revenues.

(5)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

ROYAL BANK OF CANADA Second Quarter 2005	10

BUSINESS OVERVIEW

Our overall results benefited from an expanding North American economy resulting in increases in demand for consumer and business loans and related financing products. Favourable credit conditions were supported by relatively low interest rates, solid business and household balance sheets and employment gains. However, continued uncertainty concerning the sustainability of U.S. economic growth alongside rising interest rates and energy prices, widening credit spreads and deterioration in the auto sector led to softer equity markets in both Canada and the U.S. and negatively impacted the performance of some of our capital market businesses.

We reported net income of $907 million for the second quarter ended April 30, 2005, up $147 million or 19% from a year ago. Diluted EPS were $1.37, up $.23 or 20%. ROE was 19.9% compared to 16.8% a year ago. Revenues increased by 5%, while non-interest expense decreased by 1%. The 5% revenue growth was largely due to strong revenue growth on increased business volume across all Canadian Personal and Business lines of business, partially offset by the appreciation of the Canadian dollar relative to the U.S. dollar and lower trading revenues. The 1% decline in non-interest expense was largely due to successful cost-containment efforts, a reduction in variable compensation and a decline in expenses due to the appreciation of the Canadian dollar relative to the U.S. dollar. This was partly offset by higher stock-based compensation resulting from the significant appreciation of our common share price and stronger earnings. Lower provisions for credit losses, reflecting a favourable resolution of a previously impaired corporate account, and a lower effective tax rate also contributed to the improvement in the quarter.

Canadian Personal and Business net income increased by $28 million or 6% from a year ago, primarily due to strong volume and revenue growth in all of our businesses, but in particular our lending, investment and disability insurance businesses (which have included the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident) since May 1, 2004). Non-interest expense increased by 10% largely reflecting higher human resource costs related to increased sales and service personnel in our distribution network, higher stock-based compensation, and increased variable compensation on higher revenue and earnings growth.

U.S. and International Personal and Business net income of $77 million increased $37 million or 93% from last year. Our discontinued operations of RBC Mortgage Company had a net loss of $9 million compared to net income of $1 million a year ago, largely due to lower mortgage originations, mortgages held for sale and net interest margin. Net income from continuing operations of $86 million increased $47 million or 121% over the prior year, largely reflected a strong improvement in our banking operations due to solid revenue growth and ongoing cost-containment initiatives. Non-interest expense was also down from a year ago, partially reflecting the negative impact of a $33 million valuation allowance that was established in the second quarter of 2004, for which there was no comparable item this year.

Global Capital Markets net income increased by $57 million or 25% from a year ago, despite lower revenues, due to lower variable compensation and a $43 million recovery of credit losses resulting from the favourable resolution of a previously impaired loan. Revenues decreased by $48 million or 5% reflecting weaker trading results, lower results in our strategic transactions group and lower advisory and equity origination as overall market conditions were very challenging for several businesses during the quarter. Higher debt origination and private equity returns partially offset the decline in revenue.

Corporate Support net income of $13 million largely reflected interest received on the favourable resolution of disputed tax items relating to the tax periods from 1993 to 1998.

Compared to the first six months of 2004, net income was up $340 million or 22%. The increase largely reflected higher revenues, up $737 million or 8%, from growth in loans and deposits and wider spreads, as well as higher volumes in disability insurance product lines (which includes UnumProvident). Non-interest expense decreased $126 million or 2%, largely reflecting the $74 million Cooperatieve Centrale Raiffesisen-Boerenleenbank, B.A. (Rabobank) settlement costs, net of related reductions in compensation and tax expense incurred in the first quarter of 2004 and strong cost management efforts in 2005. These items were partially offset by an increase in provision for credit loss of $100 million, largely reflecting the $150 million general allowance reversal in the first quarter of 2004, and the appreciation of the Canadian dollar against the U.S. dollar.

Compared to Q1 2005, net income was down $72 million or 7% largely reflecting lower revenues and higher expenses in the quarter. Revenues were down $94 million or 2% due to lower trading revenues and three fewer business days in the second quarter, which was somewhat offset by higher revenues from growth in loans and

ROYAL BANK OF CANADA Second Quarter 2005	11

deposits, and higher revenues from our investment and insurance businesses and the positive affect of the decline in the Canadian dollar against the U.S. dollar in the quarter. Non-interest expense was up $14 million or 1%, largely reflecting higher stock-based compensation and a $15 million increase in expenses due to the weakening of the Canadian dollar.

U.S. geographic operations’ net income in the current period, including the discontinued operations of RBC Mortgage Company, was $126 million, up from $60 million a year ago, primarily due to increases in banking revenues and lower non-interest expense. The non-interest expense was lower partially reflecting the negative impact of a $33 million valuation allowance that was established in the second quarter of 2004, for which there was no comparable item this year. Net income for the six months ended was $210 million, up from $13 million, reflecting higher banking revenues and a decrease in non-interest expense from the prior year period, which included the Rabobank settlement costs, net of related reduction in compensation and tax expense. Net income from our U.S. geographic operations was also up $42 million from the prior quarter, largely reflecting lower compensation costs and effective tax rates.

Capital ratios

As at April 30, 2005, our Tier 1 capital ratio of 9.5% compared favourably to 9.3% last year and 9.2% in the first quarter of 2005. Our Total capital ratio was 12.8% compared to 12.9% a year ago and 12.7% in the first quarter of 2005.

Impact of U.S. vs. Canadian dollar

	For the three months ended		For the six months ended
	Q2 2005 vs.		Q2 2005 vs.
(C$ millions)	Q1 2005	Q2 2004	Q2 2004

Total revenues	25	(115)	(215)
Non-interest expense	(15)	65	125
Net income	5	(20)	(45)

EPS – diluted	$0.01	$(0.03)	$(0.07)

Our U.S. dollar-denominated results are affected by fluctuations in the U.S. dollar/Canadian dollar exchange rates. The average Canadian dollar appreciated 9% relative to the U.S. dollar from the corresponding period a year ago, resulting in a $20 million decrease in our U.S. dollar-denominated net income and a reduction of $0.03 on our current quarter’s diluted EPS. The average U.S./Canadian dollar exchange rate decreased 2% from the prior quarter resulting in an increase in our U.S. dollar-denominated net income in the current quarter of $5 million.

U.S. GAAP

Under U.S. generally accepted accounting principles (U.S. GAAP), net income was $936 million, up $162 million or 21% from a year ago, and diluted EPS were $1.41, up $.25 or 22%. U.S. GAAP net income was $29 million higher than Canadian GAAP net income in the second quarter of 2005, largely due to differences in insurance accounting and stock appreciation rights under the two GAAPs. Refer to Note 13 of the Interim Consolidated Financial Statements for details.

ROYAL BANK OF CANADA Second Quarter 2005	12

CONSOLIDATED RESULTS

The following provides a discussion of our reported results of operations. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. In addition to providing an analysis of the current period to the comparable quarter a year ago, we have also included an analysis in comparison to the preceding quarter.

Total Revenues

The following table presents our revenues by key products and services:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Interest income	$4,082	$3,853	$3,312	$7,935	$6,736
Interest expense	2,300	2,114	1,735	4,414	3,532

Net interest income	$1,782	$1,739	$1,577	$3,521	$3,204

Investments (brokerage, investment management and mutual funds)	$851	$798	$832	$1,649	$1,634
Insurance (premiums, investment and fee income)	813	773	675	1,586	1,288
Banking (service charges, foreign exchange other than trading, credit fees and mortgage banking)	577	610	608	1,187	1,122
Trading	260	428	392	688	818
Underwriting and other advisory	266	276	275	542	487
Other (other non-interest income, gain/loss on securities sale, securitization)	185	204	149	389	272

Non-interest income	$2,952	$3,089	$2,931	$6,041	$5,621

Total revenues	$4,734	$4,828	$4,508	$9,562	$8,825

Q2 2005 vs. Q2 2004

Total revenues increased $226 million or 5% from a year ago reflecting higher volumes in our disability insurance businesses (which includes UnumProvident) and strong loan and deposit growth, reflecting favourable North American business conditions. The increase was partially offset by a reduction of $115 million due to the strengthening of the Canadian dollar versus the U.S. dollar and a decline in Trading revenues.

     Net interest income increased $205 million or 13%, largely driven by increased loan volumes in both Canada and the U.S. and higher dividend revenues related to our global arbitrage strategies.

     Insurance-related revenues increased $138 million or 20%, largely due to increases in our disability insurance business, which includes UnumProvident. Growth in home and auto sales also contributed to the increase.

     Banking revenues decreased $31 million or 5% largely reflecting weaker foreign exchange activity due to lower corporate client volumes in response to decreased U.S. dollar volatility in the quarter and a decrease in mortgage originations.

     Trading revenues decreased $132 million or 34% primarily due to lower returns from proprietary equity trading and lower foreign exchange revenues.

     Other revenues increased $36 million or 24% largely due to changes in the value of derivatives for which hedge accounting was not applied and higher private equity returns.

Q2 2005 vs. Q2 2004 (Six months ended)

Total revenues increased $737 million or 8% from the same period last year. Increases were realized across all product categories, with the exception of Trading, which was lower by $130 million. This more than offset the $215 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar.

     Net interest income increased $317 million or 10%, largely driven by increased loan and deposit volumes in both Canada and the U.S. and higher dividend revenues related to our global arbitrage strategies.

     Insurance-related revenues increased $298 million or 23%, largely in the disability insurance business (which includes UnumProvident), and growth in home and auto, partially offset by the effect of the sale of Liberty Insurance Services Corporation (Liberty Insurance Services), in the first quarter of 2005.

     Banking revenues increased $65 million or 6% largely reflecting better pricing in our mortgage origination business and higher revenues from account fees.

ROYAL BANK OF CANADA Second Quarter 2005	13

     Trading revenues decreased $130 million or 16% primarily due to lower results in equity trading as a result of market conditions.

     Underwriting and other advisory revenues increased by $55 million or 11% due to increases in equity underwriting activity, largely reflecting our lead position in a large offering in the first quarter this year and higher debt origination volumes.

     Other revenues increased $117 million or 43% due to changes in the value of derivatives for which hedge accounting was not applied, a higher level of securitizations, gains on the disposition of equity investments and a gain on the sale of Liberty Insurance Services.

Q2 2005 vs. Q1 2005

Total revenues decreased $94 million or 2% over the prior quarter. Decreases were largely in total Trading and Banking. This was partially offset by increases in Investments, Net interest income and Insurance and a $25 million increase due to the weakening of the Canadian dollar against the U.S. dollar.

     Net interest income increased $43 million or 2%, largely driven by increased loan and deposit volumes and higher dividend revenues related to our global arbitrage strategies, partially offset by three fewer days in the current quarter.

     Investments revenues increased $53 million or 7%, on strong mutual fund fees due to higher net sales and capital appreciation, partially offset by lower brokerage revenues due to lower trading volumes.

     Insurance-related revenues increased $40 million or 5%, due to higher reinsurance volumes and strong seasonal travel insurance sales.

     Banking revenues decreased $33 million or 5% largely due to three fewer days in the current quarter and lower credit card revenue from a seasonal drop in consumer spending.

     Trading revenues decreased $168 million or 39% largely due to lower proprietary equity returns, and lower foreign exchange revenues due to lower U.S. dollar volatility and client volume.

Non-interest expense

The following table presents the main components of non-interest expense .

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Salaries	$797	$833	$818	$1,630	$1,641
Variable compensation	555	579	606	1,134	1,152
Stock-based compensation	80	28	21	108	41
Benefits and retention compensation	301	291	284	592	571

Human resources	$1,733	$1,731	$1,729	$3,464	$3,405
Equipment	245	233	228	478	449
Occupancy	198	185	189	383	370
Communications	158	158	180	316	333
Professional and other external services	193	188	203	381	369
Other expenses	178	196	197	374	591
Amortization of intangibles	16	16	21	32	37

Non-interest expense	$2,721	$2,707	$2,747	$5,428	$5,554

ROYAL BANK OF CANADA Second Quarter 2005	14

Q2 2005 vs. Q2 2004

Non-interest expense decreased $26 million or 1% from a year ago, largely reflecting successful cost-containment efforts, a reduction in variable compensation and a $65 million decline in expenses due to the appreciation of the Canadian dollar relative to the U.S. dollar. These factors more than offset $59 million of higher costs associated with stock-based compensation in light of the significant appreciation in our common share price and stronger earnings, and higher costs in support of the increased sales and service personnel in our Canadian branch network. Advertising and marketing costs were also up in support of business growth.

Q2 2005 vs. Q2 2004 (Six months ended)

Non-interest expenses decreased $126 million or 2%, largely reflected the Rabobank settlement costs, net of related reductions in compensation and tax expense, incurred in the first quarter of 2004, a $125 million decline in expenses due to the significant appreciation of the Canadian dollar relative to the U.S. dollar, lower variable compensation and lower communication costs. These factors were partially offset by higher costs associated with stock-based compensation in light of the significant appreciation in our common share price, and greater costs in support of the increased sales and service personnel in our Canadian branch network.

Q2 2005 vs. Q1 2005

Non-interest expenses increased $14 million or 1%, partially reflecting higher costs associated with stock-based compensation in light of a significant appreciation in our common share price and a $15 million increase in expenses due to the weakening of the Canadian dollar relative to the U.S. dollar in the current quarter. Higher equipment and occupancy costs, reflecting higher infrastructure costs in support of our business growth, were largely offset by reductions in seasonal and support personnel and reductions in variable compensation on lower revenues and earnings.

Provision for credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Personal	$124	$102	$116	$226	$208
Business and government	(19)	(49)	33	(68)	66

Specific	$105	$53	$149	$158	$274
General	11	55	—	66	(150)

Provision for credit losses (PCL)	$116	$108	$149	$224	$124

Q2 2005 vs. Q2 2004

Total provision for credit losses decreased by $33 million or 22% from a year ago. This reduction was mainly due to the reversal of allowances resulting from the favourable resolution of a corporate account, which had previously been classified as impaired in Global Capital Markets.

     Specific provision for credit losses for personal loans increased $8 million or 7% from a year ago. The increase was largely due to higher provisions in our Canadian credit cards and personal credit line portfolios reflecting portfolio growth. The increase was partially offset by a year-over-year decrease in the student loan portfolio, as it is being run-off. Specific provisions on business and government portfolios decreased $52 million, largely reflecting the favourable resolution of the impaired account, as noted above, and a reduction in provisions in our small business portfolio. This decrease was partially offset by a provision booked in the merchant card operations of Moneris Solutions Inc. (Moneris), of which we consolidated our proportionate share (50%), or $17 million.

Q2 2005 vs. Q2 2004 (Six months ended)

Total provision for credit losses for the six months ended April 30, 2005 increased $100 million or 81% over the same period a year ago. The increase largely reflected the reversal of $150 million of the general allowance in the first quarter of 2004 and higher provisions in our Canadian credit card and personal credit line portfolios largely due to portfolio growth. These items were partially offset by higher recoveries in our commercial and corporate portfolios and lower losses in our small business portfolio.

ROYAL BANK OF CANADA Second Quarter 2005	15

Q2 2005 vs. Q1 2005

The total provision for credit losses increased $8 million or 7% from the prior quarter.

     The $22 million increase in specific provisions for personal portfolios largely reflected an increase in student loan provisions due to seasonal factors and higher credit provisions in the Canadian credit cards and credit line portfolios due to portfolio growth.

     The current period recovery of $19 million on our business and government portfolios reflects the favourable resolution of the impaired account, noted above, offset by a $17 million provision relating to amounts booked at Moneris and an increase in losses to small businesses. Though the current period recovery on our business and government portfolio appears less favourable than the prior period recovery of $49 million, the prior period recovery largely reflected a transfer of $52 million from the specific allowance to the general allowance resulting from the alignment of our enterprise-wide accounting treatment for the allowance for credit losses.

     The decrease in our general provision of $44 million is largely due to the transfer of the specific allowance to the general allowance as mentioned above.

Insurance policyholder benefits, claims and acquisition expense

Q2 2005 vs. Q2 2004

Insurance policyholder benefits, claims and acquisition expense increased $114 million or 22% over the prior year commensurate with higher volumes in the disability insurance business, which included UnumProvident since May 1, 2004. In the current quarter, increases in policyholder benefits, reflecting the decrease in both the long and mid-term interest rates, were mostly offset by reductions in disability incidence rates reflecting improved experience.

Q2 2005 vs. Q2 2004 (Six months ended)

Insurance-related costs for the six months ended April 30, 2005 increased $244 million or 25% over the prior period, due to higher volumes in the disability insurance business, which includes UnumProvident.

Q2 2005 vs. Q1 2005

Insurance policyholder benefits, claims and acquisition expense increased $40 million or 7% over the previous quarter. This largely reflected increases in claims costs commensurate with increases in revenues and business volumes. Additionally, we increased our policyholder benefits this quarter in conjunction with decreases in both the long and mid-term interest rates, which were partially offset by reductions to reflect improved disability incidence experience. Policyholder benefits, in the prior quarter also reflected adjustments related to the tax treatment of certain invested assets and improving disability termination experience.

Income taxes

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Net income before income tax	$1,271	$1,429	$1,104	$2,700	$2,187
Income tax expense	347	442	344	789	637
Effective tax rate	27.3%	30.9%	31.2%	29.2%	29.1%

Q2 2005 vs. Q2 2004

The 3.9% reduction in our effective tax rate from the prior year is primarily due to higher net income reported by our foreign subsidiaries operating in lower tax rate jurisdictions. A small reduction (0.3%) in the Canadian corporate tax rates in 2005 also contributed to the reduction.

Q2 2005 vs. Q2 2004 (Six months ended)

The effective tax rate for the year to date has remained flat from the prior year due to the offsetting circumstances of lower 2004 income reported by our foreign subsidiaries operating in higher tax rate jurisdictions compared with higher 2005 income reported by our foreign subsidiaries operating in lower tax rate jurisdictions.

ROYAL BANK OF CANADA Second Quarter 2005	16

Q2 2005 vs. Q1 2005

The reduction in the effective tax rate of 3.6% is primarily due to higher income reported by our foreign subsidiaries operating in lower tax rate jurisdictions.

Business realignment charges

We continued to implement the cost-reduction initiatives in connection with our business realignment that was approved by the Board of Directors on September 9, 2004. The $4 million expensed in the quarter related to outplacement services and additional amounts for branch closures. We expensed $2 million in the prior quarter relating to additional employee-related items.

	Liability Balance
	As at
	April 30	January 31	October 31
(C$ millions)	2005	2005	2004

Employee-related	$131	$156	$166
Premises-related	11	11	13
Other	1	11	13

Total business realignment charges	$143	$178	$192

The business realignment liability decreased by $35 million from the first quarter of 2005 largely due to employee-related payments for income protection and other payments for professional fees related to strategic and organizational advice provided to us with respect to the business realignment initiatives. Although we expect the majority of our realignment initiatives to be completed by the end of fiscal 2005, certain lease obligations and payments related to income protection will extend beyond that time. Refer to Note 2 of the Interim Consolidated Financial Statements.

ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates

Our Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies used are contained in Note 1 of our Interim Consolidated Financial Statements and Note 1 on page 79A of our 2004 Annual Report. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization and variable interest entities and pensions. For further details refer to pages 26A to 28A of our 2004 Annual Report.

Changes in accounting policies and estimates

We did not adopt any new significant accounting policies during the quarter for purposes of preparing our financial statements under Canadian GAAP. Additionally, we did not adopt any significant accounting policies relating to U.S. GAAP.

Application of GAAP to the re-allocation of goodwill

Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). We completed re-allocating our goodwill to the new reporting units during this quarter as required by GAAP. A reporting unit is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either an operating segment or one level below (defined as a component).

Under our previous reporting structure, Centura Banks, Inc. (RBC Centura) and Dain Rauscher Corporation (RBC Dain) were identified, upon acquisition in 2001, as components of larger reporting units within the RBC Banking and RBC Investments segments, respectively, given that they shared similar risks and business characteristics with the rest of the reporting units. When a component is moved from one reporting

ROYAL BANK OF CANADA Second Quarter 2005	17

unit to another, the goodwill attributed to it (and thus, recorded in the new reporting unit), is presumed by GAAP to be determined based on its fair value relative to that of the entire reporting unit to which it previously belonged, except when integration amongst the components was not achieved.

     Demonstrating that integration was not achieved is rare because the application of GAAP presumes that if a component shares with other components, even to a limited extent, infrastructure and administrative-type policies, such as payroll systems, human resource policies, or distribution channels, then integration has been achieved. Given that both RBC Centura and RBC Dain were successfully integrated into their previous reporting units according to GAAP, it was necessary to apply the relative fair value approach to re-allocate the goodwill that arose upon these acquisitions.

     Applying the relative fair value approach resulted in attributing approximately $1.5 billion of the $1.8 billion of goodwill that arose upon the acquisition of RBC Centura, to the Canadian Personal and Business segment while the remaining $300 million was allocated to the U.S. and International Personal and Business segment. Similarly, of RBC Dain’s total $1.3 billion of goodwill, $700 million was allocated to the Canadian Personal and Business segment, $400 million to U.S. and International Personal and Business segment, and $200 million to Global Capital Markets.

     When a company re-allocates its goodwill in connection with a business realignment, it is required to test its goodwill for impairment under the new reporting structure. We completed our goodwill testing during the quarter and concluded that it was not impaired.

Future changes in accounting policy or estimates

     On January 27, 2005, the Canadian Institute of Chartered Accountants issued three new accounting standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income. These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and standards on hedge accounting.

     The standards will be effective for us November 1, 2006 and will increase harmonization with U.S. accounting standards. We are currently in the process of assessing the impact on our financial position, results of operations and cash flows.

BUSINESS SEGMENT RESULTS

Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three business segments (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of our Canadian banking and investment businesses and our global insurance businesses. The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. The Global Capital Markets segment provides a wide range of investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. The fixed income business of RBC Dain, which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform to the new basis of segment presentation.

     Our management reporting processes measure the performance of our segments based on our management structure and are not necessarily comparable with similar information for other financial services companies. Operating revenues and expenses directly associated with each segment are included in the operating segment results. We use a management-reporting model that includes various assumptions, estimates and methodologies for transfer pricing of funds, attribution of capital and cost transfers, to measure business segment results. These assumptions and methodologies are periodically reviewed by management to ensure they remain valid. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies, detailed on page 58A of our 2004 Annual Report, involve a number of assumptions and judgments, are revised periodically and directly impact other measures such as business segment return on equity (ROE) and return on risk capital (RORC).

ROYAL BANK OF CANADA Second Quarter 2005	18

Performance measures

Management measures and evaluates the performance of our consolidated operations and each of our segments based on a number of different measures, including net income, return on average common equity (ROE) (1) and return on average risk capital (RORC)(2). ROE for our segments and RORC are non-GAAP measures. Refer to Appendix A for a reconciliation of the balances, and the calculation of segment ROE and consolidated and segment RORC and additional information about these measures.

     Management uses ROE, at both the consolidated and segment levels, as a measure of return on total capital invested in our businesses. Our quarterly ROE calculations are based on annualized quarterly net income available to common shareholders divided by total average common equity(3) for the period. For each segment average attributed common equity is based on attributed risk capital and amounts invested in goodwill and intangibles. For segment reporting purposes the unattributed common equity is reported in the Corporate Support segment. The attribution of risk capital is based on certain assumptions, judgments and models that quantify economic risks as described in the “Economic Capital” section and on page 58A of our 2004 Annual Report.

     In 2005, management started to use RORC at both the consolidated and business segment level, to measure returns on capital required to support the risks relating to ongoing operations. Our quarterly RORC is based on annualized quarterly net income available to common shareholders divided by allocated risk capital (which excludes goodwill and intangibles and unallocated common equity). The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors.

     GAAP does not prescribe any methodology for allocating common equity or risk capital to business segments or computing segment ROE or RORC, and there is no generally accepted methodology for doing so. Such attributions involve the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose similar allocations and related return measure information may use different assumptions, judgments and methodologies. As a result this and other non-GAAP information we report may not be comparable to that reported by other companies.

In connection with finalizing the attribution of goodwill to our new reporting units during the quarter, as previously discussed, we restated the common equity attributed to the segments in order to enhance comparability of certain metrics. As a result, average common equity and return on common equity for each operating segment have been restated for all periods presented.

(1)	Segment ROE are non-GAAP measures and are reconciled in Appendix A.

(2)	Consolidated and business segment RORC are non-GAAP measures and are reconciled in Appendix A.

(3)	For internal allocation and measurement purposes, total allocated common equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are commonly referred to as allocated capital as well as Economic Capital. The difference between total average common equity and average allocated common equity is classified as unallocated and reported in the Corporate Support segment, for segment reporting purposes.

ROYAL BANK OF CANADA Second Quarter 2005	19

Canadian Person and Business

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$1,281	$1,286	$1,197	$2,567	$2,406
Non-interest income	1,758	1,708	1,553	3,466	3,022
Total revenues	$3,039	$2,994	$2,750	$6,033	$5,428
Non-interest expense	1,492	1,415	1,361	2,907	2,706
Provision for credit losses	158	103	141	261	188
Insurance policyholder benefits, claims and acquisition expense	622	582	508	1,204	960
Business realignment charges	1	—	—	1	—
Net income before income taxes	$766	$894	$740	$1,660	$1,574
Net income	$531	$603	$503	$1,134	$1,078

Revenues by business line
Personal Lending	$650	$659	$617	$1,309	$1,220
Personal Payments and Client Accounts	443	455	422	898	860
Investment Management	574	548	524	1,122	1,028
Global Insurance	830	788	675	1,618	1,288
Business Markets	542	544	512	1,086	1,032

Key ratios
Return on common equity (ROE)(1)	25.9%	29.4%	25.6%	27.6%	27.0%
Return on risk capital (RORC)(2)	37.8%	43.3%	38.7%	40.6%	41.3%
Net interest margin (NIM)	3.20%	3.16%	3.27%	3.19%	3.27%
Selected balance sheet data (average balances)
Total assets	$164,200	$161,400	$148,800	$162,800	$148,000
Personal secured loans	86,200	84,200	75,700	85,200	76,000
Personal unsecured loans	30,300	29,900	28,100	30,100	27,700
Business and government loans	31,200	31,400	30,900	31,300	30,300
Deposits	137,400	138,000	132,000	137,700	131,800
Common equity (1)	8,350	8,100	7,950	8,200	8,000
Risk capital (2)	5,700	5,500	5,250	5,600	5,200
Other selected balances
Assets under administration	$171,600	$164,700	$158,700	$171,600	$158,700
Assets under management	57,700	54,900	50,900	57,700	50,900

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

(2)	Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

Q2 2005 vs. Q2 2004

Net income was up $28 million or 6% from a year ago, largely due to strong revenue growth driven by volume growth in all businesses. Our volume growth and stable credit loss experience in the lending portfolios continue to be underpinned by a low interest rate environment, strong employment levels and increasing home equity values.

     Global Insurance revenues were up $155 million or 23%, which is mainly due to growth in the disability insurance business, which includes UnumProvident. Growth in home and auto insurance sales also contributed to the increase. Insurance policyholder benefits, claims and acquisition expense increased $114 million or 22% over the prior year, commensurate with higher volumes in the disability insurance business, which includes UnumProvident. In the current quarter, increases in policyholder benefits reflecting the decrease in both long and mid-term interest rates were mostly offset by reductions in disability incidence rates reflecting improved experience.

     Investment Management revenues increased by $50 million or 10%, largely due to strong net sales and capital appreciation in mutual funds, which drove higher investment fees. Revenue on fee-based brokerage assets, investment deposits, and trust and portfolio management were up over last year, and also contributed to the increase.

     Personal Lending revenues increased by $33 million or 5%, largely due to increased lending volumes in residential mortgages, credit lines and credit cards. This was offset by a marginal decrease in loan spreads due to product mix and increased competition.

     Strong growth in deposit balances and improving spreads contributed to revenue growth in both the Business Markets and Personal Payments and Client Accounts business lines.

ROYAL BANK OF CANADA Second Quarter 2005	20

     Non-interest expense increased $131 million or 10% partially due to higher human resource costs of $52 million that were driven by increased costs associated with stock-based compensation as a result of the significant appreciation in our common share price over the prior period, increases in sales and service personnel in our distribution network (required to support our business growth), and higher variable compensation as a result of higher revenue and earnings growth. We also incurred higher capital taxes, higher advertising and marketing costs in support of our business growth and increased equipment and occupancy costs due to higher infrastructure costs and extended business hours. The prior period also included a $26 million goods and services tax rebate, which was not repeated this quarter.

     Total provision for credit losses increased $17 million mainly due to our consolidated proportionate share (50%) of the provision booked at Moneris. Higher provisions for credit cards and personal loans as a result of increased loan volumes were largely offset by lower student loan losses reflecting the run-off of the portfolio. Overall, our provision for credit losses continued to reflect the strong credit quality of our portfolio and the favourable credit environment.

Q2 2005 vs. Q2 2004 (Six months ended)

Net income increased $56 million or 5% from the same period a year ago largely due to strong revenue growth driven by volume growth across most product lines. A low interest rate environment, strong employment levels, increasing home equity values and higher consumer confidence in investment markets continue to drive volume growth.

     Total revenues were up $605 million or 11% due to growth in the disability insurance product lines, which includes UnumProvident, continued strong mutual fund sales, and growth in personal loans, business deposits and credit cards.

     Non-interest expense increased $201 million or 7% primarily due to increased costs associated with stock-based compensation, as discussed above, and higher costs reflecting increased branch sales and service personnel in support of our business growth.

     The $73 million increase in the provision for credit losses mainly reflects the $76 million reversal of general allowances in the first quarter of 2004. Overall, our provision for credit losses continues to reflect our strong credit quality, as increases in personal loans due to portfolio growth were more than offset by lower provisions and higher recoveries in our business and commercial loan portfolios.

     Insurance-related expenses increased 25%, due to higher volumes in the disability insurance business, which includes UnumProvident.

Q2 2005 vs. Q1 2005

Net income decreased $72 million or 12% over the prior quarter, primarily due to increases in non-interest expense and the provision for credit losses.

     Total revenues increased $45 million or 2% as a result of volume growth in personal loans, credit cards, and reinsurance and strong seasonal travel insurance sales and seasonal changes related to the RRSP period, which resulted in increases in our mutual fund and full-service brokerage businesses, partially offset by a slight decline in deposit balances and the impact of three fewer days in the quarter.

     Non-interest expense increased by $77 million or 5%, primarily reflecting the increase in stock-based compensation due to the significant appreciation in our common share price and higher variable compensation related to increased volumes in the brokerage business. Higher equipment and occupancy costs, were largely offset by reductions in seasonal and support personnel and reductions in variable compensation on lower revenues and earnings. Higher advertising and marketing costs in support our business growth also contributed to the increase.

     Insurance-related expenses increased by 7%, in line with the growth in revenues and business volumes. Additionally, we increased our policyholder benefits this quarter in conjunction with decreases in both the long and mid-term interest rates, which were partially offset by reductions to reflect improved disability incidence experience. Policyholder benefits, in the prior quarter also reflected adjustments related to the tax treatment of certain invested assets and improving disability termination experience.

ROYAL BANK OF CANADA Second Quarter 2005	21

U.S. and International Personal and Business

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$281	$277	$270	$558	$536
Non-interest income	470	475	502	945	976
Total revenues	$751	$752	$772	$1,503	$1,512
Non-interest expense	632	599	701	1,231	1,335
Provision for credit losses	15	14	20	29	39
Business realignment charges	2	—	—	2	—
Net income before income taxes	$102	$139	$51	$241	$138
Net income	$77	$98	$40	$175	$102

Discontinued operations (RBC Mortgage Company)
Net interest income	$7	$12	$17	$19	$44
Non-interest income	38	43	49	81	57
Total revenues	$45	$55	$66	$100	$101
Non-interest expense	57	53	65	110	130
Business realignment charges	2	—	—	2	—
Net income before income taxes from discontinued operations	$(14)	$2	$1	$(12)	$(29)
Net income from discontinued operations	$(9)	$2	$1	$(7)	$(19)

Continuing operations (1)
Net interest income	$274	$265	$253	$539	$492
Non-interest income	432	432	453	864	919
Total revenues	$706	$697	$706	$1,403	$1,411
Non-interest expense	575	546	636	1,121	1,205
Provision for credit losses	15	14	20	29	39
Net income before income taxes from continuing operations	$116	$137	$50	$253	$167
Net income from continuing operations	$86	$96	$39	$182	$121

Revenues by business line
Wealth Management	$428	$419	$448	$847	$872
Banking	323	333	324	656	640
Discontinued operations (RBC Mortgage Company)	45	55	66	100	101
Continuing operations (Total operations less discontinued operations)	278	278	258	556	539

Key ratios
Return on common equity (ROE)(2)	9.1%	11.8%	3.9%	10.4%	5.2%
Return on risk capital (RORC)(3)	15.0%	19.8%	6.2%	17.4%	8.5%
Selected balance sheet data (average balances)
Total assets	$39,900	$38,300	$39,800	$39,100	$39,700
Loans and acceptances	21,800	21,500	21,600	21,700	20,600
Deposits	34,100	32,100	34,300	33,100	33,200
Common equity (2)	3,400	3,250	3,950	3,300	3,850
Risk capital (3)	2,050	1,900	3,450	2,000	2,350
Other selected balances
Assets under administration	252,200	248,600	263,200	252,200	263,200
Assets under management	44,200	43,600	44,300	44,200	44,300

	For the three months ended		For the six months ended
	Q2 2005 vs.		Q2 2005 vs.
Impact of USD translation on selected items	Q1 2005	Q2 2004	Q2 2004

Total revenues	$13	$(55)	$(107)
Wealth Management	8	(31)	(60)
Banking	5	(24)	(47)
Non-interest expense	(11)	44	84
Net income	2	(8)	(16)
Net income from discontinued operations	—	1	1
Net income from continuing operations	2	(9)	(17)

(1)	Excludes discontinued operations of RBC Mortgage Company.

(2)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

(3)	Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

ROYAL BANK OF CANADA Second Quarter 2005	22

Following a strategic review of our U.S. operations, we determined that RBC Mortgage Company was no longer a core business that would positively contribute to our U.S. operations. Accordingly, during the quarter we identified RBC Mortgage Company as discontinued operations and, on May 27th, announced an agreement to sell certain assets of the company.

     The following provides a discussion of total net income, net income from discontinued operations and net income from continuing operations. Information regarding net income from continuing operations excluding RBC Mortgage Company is presented in light of the above noted sale of certain assets of RBC Mortgage Company and we expect it will not be part of the U.S. and International Personal and Business segment in the future.

Q2 2005 vs. Q2 2004

Total net income of $77 million increased $37 million or 93% from a year ago, despite the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced net income by $8 million.

     Our discontinued operations of RBC Mortgage Company had a net loss of $9 million compared to net income of $1 million a year ago, largely due to lower mortgage originations, mortgages held for sale and net interest margin.

     Net income from continuing operations of $86 million increased $47 million or 121% over the prior year, reflecting a strong improvement in Banking earnings due to revenue growth, lower non-interest expense due to ongoing cost-containment initiatives and continued strong credit quality. Non-interest expense was also down from a year ago, partially reflecting the negative impact of a $33 million valuation allowance that was established in the second quarter of 2004, for which there was no comparable item this year. The valuation allowance related to certain mortgage loans believed to have been fraudulently originated in 2001 and 2002 and for which we continue to seek restitution. Wealth Management earnings this quarter declined, as our brokerage operations were impacted by the weaker equity markets in the U.S.

     Revenues from continuing operations were unchanged from the prior year (increased 8% in U.S. dollars). Banking revenues from continuing operations improved 8% (17% in U.S. dollars) due to strong loan and deposit growth and improved net interest margin, reflecting higher short-term U.S. interest rates. Wealth Management revenues declined 4% (4% increase in U.S. dollars) largely due to the appreciation of the Canadian dollar relative to the U.S. dollar and lower brokerage revenue resulting from weaker equity markets. These items were partially offset by the positive mark-to-market of securities held to hedge the stock-based compensation plan at RBC Dain Rauscher.

     Provision for credit losses declined 25% (18% in U.S. dollars) due to improved credit quality in our loan portfolio reflecting favourable credit conditions.

     Non-interest expense from continuing operations decreased 10% (2% in U.S. dollars) partially due to the $33 million valuation allowance recorded in the prior year, noted above, and lower variable compensation costs this quarter due to weaker brokerage revenues. These items were partially offset by the increase in stock-based compensation, noted above, reflecting the significant appreciation of our common share price in the quarter.

Q2 2005 vs. Q2 2004 (Six months ended)

Total net income of $175 million improved $73 million or 72% over the same period a year ago, despite the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced net income by $16 million.

     Discontinued operations of RBC Mortgage Company contributed $12 million of the improvement on lower losses of $7 million in the current period versus $19 million in the prior year, as improved pricing was partly offset by lower mortgage originations, mortgages held for sale and net interest margin.

     Net income from continuing operations increased $61 million or 50%, reflecting strong earnings growth in Banking and improvement in Wealth Management.

     Revenues from continuing operations decreased 1% (8% increase in U.S. dollars) from the prior year. Wealth Management revenues declined 3% (5% increase in U.S. dollars largely due to the factors noted above). Banking revenues from continuing operations improved 3% (12% in U.S. dollars), as strong loan and deposit growth (in U.S. dollar terms) and better net interest margin, were partly offset by the gain from the sale of our merchant acquiring card portfolio recorded in the prior year.

     Non-interest expense from continuing operations declined 7% (1% increase in U.S. dollars largely reflecting the increase in stock-based compensation previously noted and higher variable compensation, which were partially offset by the valuation allowance recorded in the prior year, noted above).

ROYAL BANK OF CANADA Second Quarter 2005	23

Q2 2005 vs. Q1 2005

Total net income declined $21 million or 21% from last quarter. The weakening of the Canadian dollar relative to the U.S. dollar increased this quarter’s net income by $2 million.

     Our discontinued operations of RBC Mortgage Company accounted for $11 million of the decline, reflecting timing differences from hedging and lower mortgages held for sale and mortgage originations in the second quarter.

     Net income from continuing operations decreased $10 million or 10% due to three fewer days in the second quarter and lower brokerage commissions on softer equity markets, which more than offset strong loan and deposit growth in our U.S. and Caribbean operations and the positive affect of the weakening Canadian dollar against the U.S. dollar in the quarter.

Global Capital Markets

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$253	$209	$192	$462	$398
Non-interest income	694	851	803	1,545	1,551
Total revenues	$947	$1,060	$995	$2,007	$1,949
Non-interest expense	614	700	678	1,314	1,505
Provision for (recovery of) credit losses	(46)	(2)	(2)	(48)	(83)
Net income before income taxes	$379	$362	$319	$741	$527
Net income	$286	$257	$229	$543	$406

Revenues by business line
Global Markets	$516	$614	$540	$1,130	$1,095
Global Investment Banking and Equity Markets	235	250	273	485	504
Other	196	196	182	392	350

Key ratios
Return on common equity (ROE)(1)	28.2%	24.2%	21.8%	26.1%	19.6%
Return on risk capital (RORC)(2)	37.1%	31.7%	30.4%	34.3%	26.6%
Selected balance sheet data (average balances)
Total assets	$233,200	$231,200	$231,600	$232,100	$227,700
Common equity (1)	4,150	4,200	4,250	4,150	4,100
Risk capital (2)	3,150	3,200	3,050	3,150	3,050
Other selected balances
Assets under administration	$1,294,500	$1,265,700	$1,186,100	$1,294,500	$1,186,100

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

(2)	Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to ”Performance measures” for further discussion and to Appendix A for a reconciliation of balances and calculations.

Q2 2005 vs. Q2 2004

Net income increased by $57 million or 25% from a year ago, despite lower revenues due to a reduction in variable compensation reflecting weaker business performance, and a $43 million recovery of credit losses resulting from the favourable resolution of a corporate account, which had previously been classified as impaired.

     Revenues decreased by $48 million or 5% from the prior year as market conditions overall were very challenging for several businesses during the quarter. Continued uncertainty concerning the sustainability of U.S. economic growth alongside rising interest rates and energy prices, widening credit spreads and deterioration in the auto sector led to softer equity markets in both Canada and the U.S. and negatively impacted the performance of many of our businesses.

     Global Markets revenues decreased $24 million or 4%, due primarily to lower proprietary equity trading results, lower results in alternative assets due to hedge fund investment outflows and lower returns in foreign exchange businesses as proprietary trading declined and client volumes decreased in response to lower U.S. dollar volatility experienced this quarter. Lower results were also recorded in our structured transaction portfolio this quarter. These results were partly offset by higher returns in fixed income trading, higher debt origination volumes and higher private equity returns.

     Global Investment Banking and Equity Markets revenues decreased $38 million or 14%, due to lower mergers and acquisitions activity and lower equity originations due to uncertainty over the sustainability of U.S. economic growth and softer equity markets. Lending revenues were also down, mainly due to lower margins resulting from competitive pressures. This was partially offset by increases in high yield origination reflecting growth in volumes as we continue our focus on this business.

ROYAL BANK OF CANADA Second Quarter 2005	24

     Other revenues increased by $14 million or 8%, due in large part to positive mark-to-market adjustments on credit derivatives held in support of the segment’s lending portfolios and higher revenues earned by our custody business due to higher transaction volumes and higher assets under administration.

     Non-interest expense decreased $64 million or 9%, reflecting lower variable compensation as a result of both changes in business mix and weaker business performance and insurance proceeds received in final settlement of our September 11th claim, which covered extra expenses incurred in maintaining operations after the disaster and expenses incurred in rehabilitating the New York operations at One Liberty Plaza. A weaker U.S. dollar also contributed to the decrease in our U.S. dollar-denominated expenses. These items were partly offset by higher expenditures in support of product development and strategic expansion and higher legal expenses associated with the ongoing Enron litigation.

Q2 2005 vs. Q2 2004 (Six months ended)

Net income increased by $137 million or 34% for the six months ended April 30, 2005 as compared to the prior period. This increase reflected a decrease in non-interest expense of $191 million or 13% and stronger revenues, which increased by $58 million or 3% from the prior period. The higher revenues reflected improved debt and equity origination in both Canada and the U.S., higher private equity returns and higher revenues associated with our custody and administration business reflecting growth in assets under administration. These items were partly offset by decreases in trading revenues as weakness in equity markets, credit spread widening and accelerated outflows from the hedge fund sector adversely affected equity trading revenues.

     Non-interest expense decreased $191 million or 13%, largely reflecting the Rabobank settlement cost, net of related reduction in compensation and tax expense, incurred in the prior year. Lower variable compensation due to both changes in business mix and weaker business performance and a favourable U.S. dollar/Canadian dollar exchange rate also contributed to this decrease. These items were partially offset by higher expenditures in support of product development and strategic expansion and higher legal expenses associated with the ongoing Enron litigation.

     The difference in the recovery of provision for credit losses largely reflected the reversal of $74 million of general allowance in the prior year versus a reversal of specific allowances on the favourable resolution on the impaired loan noted above.

Q2 2005 vs. Q1 2005

Net income increased by $29 million or 11% compared to the prior quarter, as recoveries of credit losses and lower variable compensation on lower business results more than offset an 11% reduction in revenues.

     Revenues declined $113 million or 11% reflecting lower trading results in several businesses, notably in our proprietary equity trading portfolios that occurred as market conditions deteriorated quickly in the latter part of the quarter. The decrease in non-interest expense of $86 million or 12% was largely due to lower variable compensation reflecting the change in business mix and weaker business results.

     The increase of $44 million in the recovery of provision for credit losses compared to the prior quarter was attributable to the favourable resolution of the client account noted above. Global Capital Markets also benefited from a lower effective tax rate in the quarter.

Corporate Support

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$(33)	$(33)	$(82)	$(66)	$(136)
Non-interest income	30	55	73	85	72
Total revenues	$(3)	$22	$(9)	$19	$(64)
Non-interest expense	(17)	(7)	7	(24)	8
Provision for credit losses	(11)	(7)	(10)	(18)	(20)
Business realignment charges	1	2	—	3	—
Net income before income taxes	$24	$34	$(6)	$58	$(52)
Net income	$13	$21	$(12)	$34	$(40)

Key ratio
Return on common equity (ROE) (1)	1.7%	3.8%	-2.4%	2.7%	-4.6%
Selected balance sheet data (average balances)
Total assets	$10,000	$10,200	$9,700	$10,100	$9,100
Common equity (1)	2,500	2,050	2,000	2,350	1,850

(1)	Average common equity and the Return on average common equity are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for a reconciliation of balances and calculations.

ROYAL BANK OF CANADA Second Quarter 2005	25

Q2 2005 vs. Q2 2004

Net income before tax increased $30 million, primarily due to the receipt this quarter of interest refunds of $28 million relating to the resolution of disputed tax items for the 1993 – 1998 tax periods. The prior period’s loss largely reflected a decline in the value of foreign currency derivative positions, which was partially offset by a gain on the sale of our ownership interest in an office complex.

Q2 2005 vs. Q2 2004 (Six months ended)

Net income before income taxes for the six months ended April 30, 2005, increased by $110 million from the prior period largely due to a $48 million gain on the sale of mortgage-backed securities recognized in the first quarter of 2005, the interest refunds received this quarter, as noted above, and a $13 million gain on the disposition of certain equity investments recorded in the first quarter of 2005. The prior period largely reflected a $26 million of equity losses on certain limited partnerships and a $25 million charge to eliminate inter-company underwriting fees.

Q2 2005 vs. Q1 2005

Net income before tax for the quarter declined $10 million, largely reflecting the $48 million gain on the sale of mortgage-backed securities recorded in the first quarter, in comparison to the $28 million of interest refunds received in the current period as described above.

BALANCE SHEET HIGHLIGHTS

Selected balance sheet data (period end)	April 30	January 31	April 30
(C$ millions)	2005	2005	2004

Trading account	$101,808	$99,248	$92,006
Investment account and loan substitutes	37,777	37,512	43,526
Total Securities	$139,585	$136,760	$135,532
Assets purchased under reverse repurchase agreements and securities borrowed	$43,015	$39,260	$49,784
Residential mortgages	85,953	84,201	80,199
Personal loans	39,275	37,753	34,503
Credit cards	5,791	6,817	5,917
Business and government loans	49,779	49,757	50,130
Total Loans	$180,798	$178,528	$170,749
Other assets	$62,477	$64,197	$63,845
Total Assets	$435,442	$428,230	$425,690
Deposits	$283,492	$280,020	$271,585
Other liabilities	$121,669	$119,242	$124,108
Shareholders’ equity	$19,806	$18,953	$18,856

Q2 2005 vs. Q2 2004

Total Assets increased $9.8 billion from a year ago. This is largely attributable to the increases in Total Loans and Total Securities, partially offset by a decrease in Assets purchased under reverse repurchase agreements and securities borrowed.

     Total Securities increased $4.1 billion from a year ago as a result of an increase of $9.8 billion in trading balances in support of growth across several trading businesses. This was partially offset by a decrease in our funding and liquidity portfolios.

     Assets purchased under reverse repurchase agreements and securities borrowed decreased $6.8 billion from a year ago due to our efforts to manage client and collateral financing requirements more efficiently.

     Total Loans increased by $10.0 billion from the same period a year ago with increases in residential mortgages and personal loans reflecting continued retail loan demand in a low interest rate environment.

     Residential mortgages increased by $5.8 billion or 7% from a year ago. This increase mainly reflects strong sales efforts and high consumer housing demand, partially offset by the securitization of $5.0 billion of government guaranteed residential mortgage loans for the twelve-month period ended April 30, 2005.

     Personal loans were up $4.8 billion or 14%. The increase reflects continued growth in the secured and unsecured credit lines due to the low interest rate environment and strong consumer demand.

     Credit cards decreased $126 million or 2%. The decrease reflects the securitization of $1.2 billion of credit cards during this quarter, which was largely offset by the year-over-year volume

ROYAL BANK OF CANADA Second Quarter 2005	26

growth in credit cards, from new product launches, strong utilization and rising client average balances.

     Deposits increased $11.9 billion from the same period a year ago, driven by volume growth in both Personal and Business and government.

Q2 2005 vs. Q1 2005

Total Assets increased $7.2 billion from the previous quarter, largely due to the increases in Assets purchased under reverse repurchase agreements and securities borrowed, Total Loans and Total Securities, partially offset by a decrease in Other assets.

     Total Securities increased $2.8 billion as a result of an increase in trading account balances in support of growth in our treasury management activities.

     Assets purchased under reverse repurchase agreements and securities borrowed increased $3.8 billion from the previous quarter reflecting efforts to take advantage of market opportunities.

     Total Loans increased by $2.3 billion from the previous quarter with increases in residential mortgages and personal loans, reflecting continued retail loan demand in a low interest rate environment.

CAPITAL MANAGEMENT

As detailed on page 63A of our 2004 Annual Report, we actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide strong returns to our shareholders. We are committed to ensuring we have a sufficient level of capital to absorb any losses and to provide us the flexibility to expand our businesses as opportunities arise. Our strong capital ratios are maintained through internal capital generation, the issuance of capital instruments when appropriate, and controlled growth in assets.

Regulatory capital

Our capital position and capital ratios, as for all Canadian Banks, are determined using the guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

	April 30	January 31	October 31
(C$ million)	2005	2005	2004

Tier 1 capital	$18,055	$17,264	$16,272
Total capital	24,390	23,794	22,733
Risk-adjusted assets and off-balance sheet financial instruments	190,058	187,330	183,409
Capital ratios
Tier 1 capital ratio	9.5%	9.2%	8.9%
Total capital ratio	12.8%	12.7%	12.4%

Q2 2005 vs. Q4 2004

Tier 1 and Total capital ratios increased from year-end 2004 due to strong internal capital generation and the issuance of $300 million of preferred shares in the first quarter of 2005.

Q2 2005 vs. Q1 2005

Tier 1 and Total capital ratios increased from the previous quarter primarily due to strong internal capital generation.

ROYAL BANK OF CANADA Second Quarter 2005	27

Selected capital management activity

	For the three		For the six
	months ended		months ended
	April 30		April 30
(C$ million)	2005		2005

Common and preferred share dividends		$365		$725
Preferred shares issuance		—		300
Treasury shares net sales		85		121
Repurchase of common shares – normal course issuer bid program (June 24, 2004 to June 23, 2005)		—		64
Repurchase and cancellation of debentures maturing
October 1, 2083		4		4
June 6, 2085	US	55	US	55

Under our normal course issuer bid that commenced on June 24, 2004, we are permitted to repurchase up to 25 million of our common shares. We made no repurchases under the issuer bid program during this quarter. Since the inception of the bid, we have repurchased 7.4 million common shares at an average price of $60.92 including commissions.

     On March 22, 2005, we announced that from time to time, we may purchase and cancel some or all of our outstanding ($250 million) debentures maturing in 2083 and some or all of our outstanding (US$300 million) debentures maturing in 2085. This quarter we purchased $3.5 million of the outstanding 2083 debentures and $66 million (US$55 million) of the outstanding 2085 debentures.

     On April 12, 2005, we announced our intention to redeem, on August 15, 2005, all of our outstanding ($700 million) 6.40% subordinated debentures due August 15, 2010 for 100 per cent of their principal amount plus accrued interest.

Economic Capital

Economic Capital is management’s quantification of the amount of equity required to underpin all our risks and is calculated by estimating the level of capital that is necessary to cover the risks consistent with our desired solvency standard and debt rating. Economic Capital is a non-GAAP measure and is calculated using in-house risk models and assumptions for credit, market (trading and non-trading), operational, and business and fixed assets, and insurance-specific risks, and goodwill and intangibles. For a complete description of these risks and basis of attributing Economic Capital to business segments, please refer to page 58A of our 2004 Annual Report.

	April 30	January 31	October 31
(C$ million average balances)	2005	2005	2004

Credit risk	$4,983	$4,975	$5,295
Market risk (trading and non-trading)	2,198	2,025	2,161
Operational risk	2,360	2,376	2,189
Business and fixed asset risk	1,599	1,592	1,653
Insurance-specific	187	175	173

Risk capital	$11,327	$11,143	$11,471
Goodwill and intangibles	4,963	4,905	5,306

Attributed capital (Economic Capital)(1)	$16,290	$16,048	$16,777
Unattributed common equity	2,110	1,552	1,123

Common equity	$18,400	$17,600	$17,900

(1)	Common equity in excess of Economic Capital is reported in the Corporate Support segment.

Q2 2005 vs. Q1 2005

Attributed Economic Capital increased $242 million over the prior period, mainly due to increases in market risk and goodwill and intangibles. The growth in market risk for trading activity was caused by heightened bond market

ROYAL BANK OF CANADA Second Quarter 2005	28

volatility and increased credit and equity derivatives trading activities. The rise in goodwill and intangibles was mainly driven by the strengthening of the U.S. dollar against the Canadian dollar, resulting in the increase in the Canadian dollar-equivalent of U.S. dollar-denominated amounts.

Q2 2005 vs. Q4 2004

Attributed Economic Capital decreased $487 million from the year-end, largely due to a reduction in goodwill and intangibles and credit risk, offset by increases in operational risk. The decreases were mainly driven by changes in the U.S. dollar/Canadian dollar exchange rate and improved risk profiles in some loan segments.

Share data

	April 30
	2005
	Number of
(C$ million, except number of shares)	shares (000s)	Amount

First Preferred
Non-cumulative Series O	6,000	$150
U.S. $ Non-cumulative Series P	4,000	132
Non-cumulative Series S	10,000	250
Non-cumulative Series W	12,000	300

		$832

Common shares outstanding	646,401	$7,091
Stock options
Issued	20,605
Exercisable	16,732
Treasury shares	(3,682)	$(227)

Refer to Notes 13 on page 92A and 14 on page 94A in our 2004 Annual Report to shareholders.

LIQUIDITY MANAGEMENT

The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities, as they arise. Our liquidity management framework is designed to ensure we have access to reliable and cost-effective sources of cash to meet our current and prospective commitments. Our large base of stable retail and commercial deposits combined with broad and diversified sources of wholesale funding are key components of our liquidity risk management strategies.

Liquidity risk is managed dynamically, and exposures are continually measured, monitored and, as appropriate, mitigated. Two key requirements of our liquidity management framework are i) minimum levels of unencumbered and segregated liquid assets that can be immediately sold or pledged to meet extraordinary funding demands and ii) prudential limits on maximum net fund outflows over specified, shorter-term time horizons. During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity management framework are discussed in more detail on pages 66A and 67A of our 2004 Annual Report. There have been no material changes to our liquidity management framework or levels of liquidity and funding risk since the 2004 Annual Report.

We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity position.

ROYAL BANK OF CANADA Second Quarter 2005	29

CREDIT RISK MANAGEMENT

The goal of credit risk management is to ensure the quality and concentrations of our portfolios are aligned with the risk-return appetite of the organization. This is mainly done through a combination of independent evaluation and monitoring of credit risk on an on-going basis and the instalment of a strong credit culture within the lines of business. For further details regarding our credit risk management, please refer to pages 58A and 59A of our 2004 Annual Report.

Credit quality performance

	April 30	January 31	April 30
(C$ millions)	2005	2005	2004

Gross Impaired Loans (GIL)
Personal	$305	$292	$372
Business and government	615	761	1,266

Total	$920	$1,053	$1,638
Allowance for credit losses (ACL)
Personal	$113	$116	$143
Business and government	271	308	517

Total Specific	$384	$424	$660
General	1,298	1,284	1,269

Total	$1,682	$1,708	$1,929
Provision for credit losses (PCL)
Personal	$124	$102	$116
Business and government	(19)	(49)	33

Total Specific	$105	$53	$149
General	11	55	—

Total	$116	$108	$149

Key credit quality ratios
GIL as a % of gross loans and acceptances	0.49%	0.57%	0.93%
ACL as a % of impaired loans	183%	162%	118%
Specific PCL as a % of average loans and acceptances	0.23%	0.12%	0.35%
Total net write-offs as a % of average loans and acceptances	0.33%	0.27%	0.64%

Q2 2005 vs. Q2 2004

Gross impaired loans decreased $718 million or 44% over the last year, due to strong collection efforts and continued favourable credit conditions (low interest rates and strong stable economic growth). Business and government gross impaired loans decreased $651 million mainly due to loans being repaid or returned to performing status. Personal gross impaired loans decreased $67 million largely due to reductions in student loans (which is being run-off) and residential mortgages reflecting continued strong consumer credit quality.

Allowances for specific credit losses decreased $276 million or 42% largely due to the reversal of allowances in conjunction with the decrease in gross impaired loans.

Q2 2005 vs. Q1 2005

Gross impaired loans decreased $133 million or 13% from the prior period largely reflecting a repayment related to the resolution of a corporate account in Global Capital Markets.

The decrease in the allowance for credit losses of $26 million largely reflected the decrease in specific allowance due to the resolution of the corporate account noted above, which was partially offset by a $14 million increase in the general allowance.

ROYAL BANK OF CANADA Second Quarter 2005	30

Credit quality ratio trends

Specific provision for credit losses as a percentage of average loans and acceptances were .23% in the quarter. This ratio of .23% in the quarter compares favourably to the ratio of .35% recorded a year ago. This compares to .12% in the prior quarter, which was reduced by .11% as a result of the transfer of $52 million from the specific allowance to the general allowance as discussed in the “Provision for Credit Losses” section.

Refer to the “Provision for Credit Losses” section for additional information.

MARKET RISK MANAGEMENT

Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements and the composition of our trading portfolio. We establish risk management policies and limits for our trading and asset/liability management activities that allow us to monitor and control our exposure to market risk resulting from these activities.

Trading activities

We have established policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. The market risk associated with trading activities is managed through a Value-At-Risk (VAR) methodology and other supplementary measures. More detailed information on our market risk management policies and processes associated with trading activities is detailed on pages 59A, 60A and 61A of our 2004 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2004 Annual Report.

Global VAR by major risk category

	2005				2005				2004
	As at	Three months ended April 30			As at	Three months ended January 31			As at	Three months ended April 30
(C$ millions)	April 30	High	Average	Low	January 31	High	Average	Low	April 30	High	Average	Low

Equity	$4	$8	$5	$4	$5	$7	$5	$4	$8	$9	$6	$4
Foreign exchange and commodity	2	5	2	1	2	5	2	1	2	4	2	1
Interest rate(1)	12	13	10	8	12	12	8	6	10	13	9	6
Debt specific(2)	2	2	2	1	2	2	2	1

Global VAR	$15	$15	$12	$9	$13	$13	$10	$8	$12	$13	$11	$8

	2005				2004
	As at	Six months ended April 30			As at	Six months ended April 30
(C$ millions)	April 30	High	Average	Low	April 30	High	Average	Low

Equity	$4	$8	$5	$4	$8	$10	$6	$4
Foreign exchange and commodity	2	5	2	1	2	5	2	1
Interest rate(1)	12	13	9	6	10	13	9	6
Debt specific(2)	2	2	2	1

Global VAR	$15	$15	$11	$8	$12	$15	$11	$8

(1)	Also includes credit spread risk.

(2)	Prior to Q3 2004, interest rate and debt specific risk were reported in aggregate as interest rate risk.

The increase in the average global VAR over the prior periods was largely due to increases in interest rate VAR due to increasing position levels over prior periods and positioning relative to observed volatility in the bond market during the quarter. Over the period there was increased bond market volatility due to mixed signals around the pace of U.S. economic growth and inflation and the resulting changes in the Federal Reserve Bank’s monetary policy.

There were six days with a net trading loss in the quarter. The largest loss being $3.5 million did not exceed the VAR estimates. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

ROYAL BANK OF CANADA Second Quarter 2005	31

Non-trading activities

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. We have established policies that allow us to monitor, control and manage the exposure to this interest rate risk using Economic value of equity risk and Net interest income risk limits and other supplementary measures. More information on our market risk management policies and processes associated with our non-trading activities is detailed on pages 65A and 66A of our 2004 Annual Report. These policies and procedures have not changed materially from those stated in our 2004 Annual Report.

The table below shows the potential after-tax impact of an immediate and sustained 100 basis point increase in interest rates, assuming that no further hedging is undertaken, on net interest income and economic value of equity of our non-trading portfolio. These interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives.

	April 30	January 31	April 30
(C$ millions)	2005	2005	2004

Net interest income(1)	$57	$45	$74
Economic value of equity(1)	(255)	(262)	(282)

(1)	After – tax basis.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. Off-balance sheet activities we undertake include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. For a complete discussion of these types of arrangements, including their nature, business purpose, importance and significant financial impact see Off-Balance sheet arrangements on pages 68A to 71A of our 2004 Annual Report.

We securitized $1.2 billion in credit card loans, $1.0 billion in government guaranteed residential mortgage loans and $176 million in commercial mortgage loans during the quarter. Refer to Note 6 to the Interim Consolidated Financial Statements.

A summary of the significant guarantees we have provided to third parties as of April 30, 2005 can be found in Note 11 to the Interim Consolidated Financial Statements. There are no significant differences from the prior quarter.

ROYAL BANK OF CANADA Second Quarter 2005	32

Appendix A
Reconciliation of Return on Common Equity and Return on Risk Capital

					Corporate
C$ Million[1]	R B C	Cdn P&B	U S & I P & B	G C M	Support

Q2/05

Net Income	907	531	77	286	13
less: Preferred Dividend	(12)	(6)	(2)	(3)	(1)

Net Income available to Common Shareholders[2]	895	525	75	283	12

Average Risk Capital[3]	11,350	5,700	2,050	3,150	450
Return on Risk Capital (RORC)[4]	32.4%	37.8%	15.0%	37.1%

ROE (Operating Segments)
Add: Goodwill and Intangible capital to Risk Capital	5,000	2,650	1,350	1,000	—
Average Common Equity[3]	16,350	8,350	3,400	4,150	450
R O E4		25.9%	9.1%	28.2%

ROE (RBC and Corporate Support)
Add: Unallocated Common Equity[5]	2,050				2,050
Average Common Equity	18,400				2,500
R O E4	19.9%				1.7%

Q1/05

Net Income	979	603	98	257	21
less: Preferred Dividend	(8)	(4)	(1)	(2)	(1)

Net Income available to Common Shareholders[2]	971	599	97	255	20

Average Risk Capital[3]	11,150	5,500	1,900	3,200	550
Return on Risk Capital (RORC)[4]	34.6%	43.3%	19.8%	31.7%

ROE (Operating Segments)
Add: Goodwill and Intangible capital to Risk Capital	4,950	2,600	1,350	1,000	—
Average Common Equity[3]	16,100	8,100	3,250	4,200	550
R O E4		29.4%	11.8%	24.2%

ROE (RBC and Corporate Support)
Add: Unallocated Common Equity[5]	1,500			1,500
Average Common Equity	17,600			2,050
R O E4	21.9%			3.8%

Q2/04

Net Income	760	503	40	229	(12)
less: Preferred Dividend	(8)	(3)	(2)	(2)	(1)

Net Income available to Common Shareholders[2]	752	500	38	227	(13)

Average Risk Capital[3]	11,200	5,250	2,450	3,050	450
Return on Risk Capital (RORC)[4]	27.3%	38.7%	6.2%	30.4%

ROE (Operating Segments)
Add: Goodwill and Intangible capital to Risk Capital	5,400	2,700	1,500	1,200	—
Average Common Equity[3]	16,600	7,950	3,950	4,250	450
R O E4		25.6%	3.9%	21.8%

ROE (RBC and Corporate Support)
Add: Unallocated Common Equity[5]	1,550				1,550
Average Common Equity	18,150				2,000
R O E4	16.8%				-2.4%

(1)	The average risk capital, goodwill and intangible capital, average allocated common equity and average common equity figures shown above and throughout this document represent rounded figures. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Segment return calculations are based on segment net income less an allocation of preferred dividends (based on each segment’s common equity).

(3)	Average risk capital includes credit, market (trading and non- trading), insurance, operational, business and fixed assets risk capital. Average allocated common equity includes risk capital plus the net amounts of goodwill and intangibles capital.

(4)	RORC is based on average risk capital only. We do not report Return on risk capital for Corporate Support as it is not considered meaningful. Segment ROE is based on average common equity.

(5)	Unallocated common equity is reported in our Corporate Support segment and included in its calculation of ROE.

ROYAL BANK OF CANADA Second Quarter 2005	33

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this Press Release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2005, our medium- and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organizational structure, resources and processes; our ability to complete strategic acquisitions and to integrate our acquisitions successfully; the changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the websites mentioned in this press release does not form a part of this press release. All references in this Press Release to websites are inactive textual references and are for your information only.

ROYAL BANK OF CANADA Second Quarter 2005	34

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2005	2005	2004(1)	2004(1)

Assets

Cash and due from banks	$4,136	$4,309	$3,711	$4,208

Interest-bearing deposits with banks	7,043	6,814	6,267	3,311

Securities
Trading account(pledged – $20,515; $19,524; $16,281 and $15,395)	101,808	99,248	89,322	92,006
Investment account	37,102	36,837	38,923	43,222
Loan substitute	675	675	701	304

	139,585	136,760	128,946	135,532

Assets purchased under reverse repurchase agreements and securities borrowed	43,015	39,260	48,317	49,784

Loans
Residential mortgage	85,953	84,201	84,170	80,199
Personal	39,275	37,753	36,848	34,503
Credit cards	5,791	6,817	6,456	5,917
Business and government	49,779	49,757	47,258	50,130

	180,798	178,528	174,732	170,749
Allowance for loan losses	(1,612)	(1,638)	(1,644)	(1,739)

	179,186	176,890	173,088	169,010

Other
Customers’ liability under acceptances	6,654	5,960	6,184	6,191
Derivative-related amounts	36,419	36,907	38,891	34,328
Premises and equipment	1,772	1,784	1,756	1,775
Goodwill	4,504	4,428	4,369	4,986
Other intangibles	513	524	523	594
Other assets	12,615	14,594	17,144	15,971

	62,477	64,197	68,867	63,845

	$435,442	$428,230	$429,196	$425,690

Liabilities and shareholders’ equity

Deposits
Personal	$115,831	$114,691	$113,009	$111,758
Business and government	141,828	138,989	132,070	131,793
Bank	25,833	26,340	25,880	28,034

	283,492	280,020	270,959	271,585

Other
Acceptances	6,654	5,960	6,184	6,191
Obligations related to securities sold short	32,181	28,854	25,005	20,776
Obligations related to assets sold under repurchase agreements and securities loaned	19,572	20,439	28,944	32,462
Derivative-related amounts	41,229	41,248	42,201	37,512
Insurance claims and policy benefit liabilities	7,483	7,334	6,838	5,512
Other liabilities	14,550	15,407	20,387	21,655

	121,669	119,242	129,559	124,108

Subordinated debentures	8,101	8,190	8,116	8,423

Trust capital securities	1,400	1,400	2,300	2,297

Preferred share liabilities	300	300	300	300

Non-controlling interest in subsidiaries	674	125	58	121

Shareholders’ equity
Preferred shares	832	832	532	532
Common shares (shares issued - 646,400,522; 644,824,165; 644,747,812 and 653,279,901)	7,091	7,021	6,988	7,058
Additional paid-in capital	242	210	169	140
Retained earnings	13,173	12,628	12,065	11,953
Treasury shares (shares held - 3,681,858; 5,093,966; 4,862,782 and 4,243,196)	(227)	(312)	(294)	(257)
Foreign currency translation adjustments	(1,305)	(1,426)	(1,556)	(570)

	19,806	18,953	17,904	18,856

	$435,442	$428,230	$429,196	$425,690

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

ROYAL BANK OF CANADA Second Quarter 2005	35

Consolidated statement of income (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Interest income
Loans	$2,614	$2,575	$2,307	$5,189	$4,736
Securities	1,110	985	841	2,095	1,650
Assets purchased under reverse repurchase agreements and securities borrowed	296	240	156	536	323
Deposits with banks	62	53	8	115	27

	4,082	3,853	3,312	7,935	6,736

Interest expense
Deposits	1,638	1,494	1,225	3,132	2,504
Other liabilities	551	512	405	1,063	820
Subordinated debentures	111	108	105	219	208

	2,300	2,114	1,735	4,414	3,532

Net interest income	1,782	1,739	1,577	3,521	3,204

Non-interest income
Insurance premiums, investment and fee income	813	773	675	1,586	1,288
Trading revenues	260	428	392	688	818
Investment management and custodial fees	311	291	298	602	574
Securities brokerage commissions	307	282	320	589	644
Service charges	281	277	278	558	542
Underwriting and other advisory fees	266	276	275	542	487
Mutual fund revenues	233	225	214	458	416
Card service revenues	127	142	124	269	250
Foreign exchange revenues, other than trading	88	92	112	180	185
Securitization revenues	51	86	59	137	122
Credit fees	41	52	48	93	97
Mortgage banking revenues	40	47	46	87	48
Gain on sale of investment account securities	23	21	14	44	18
Other	111	97	76	208	132

Non-interest income	2,952	3,089	2,931	6,041	5,621

Total revenues	4,734	4,828	4,508	9,562	8,825

Provision for credit losses	116	108	149	224	124

Insurance policyholder benefits, claims and acquisition expense	622	582	508	1,204	960

Non-interest expense
Human resources	1,733	1,731	1,729	3,464	3,405
Equipment	245	233	228	478	449
Occupancy	198	185	189	383	370
Communications	158	158	180	316	333
Professional fees	115	116	124	231	221
Outsourced item processing	78	72	79	150	148
Amortization of other intangibles	16	16	21	32	37
Other	178	196	197	374	591

	2,721	2,707	2,747	5,428	5,554

Business realignment charges	4	2	—	6	—

Net income before income taxes	1,271	1,429	1,104	2,700	2,187
Income taxes	347	442	344	789	637

Net income before non-controlling interest	924	987	760	1,911	1,550
Non-controlling interest in net income of subsidiaries	17	8	—	25	4

Net income	$907	$979	$760	$1,886	$1,546

Preferred dividends	12	8	8	20	15

Net income available to common shareholders	$895	$971	$752	$1,866	$1,531

Average number of common shares (in thousands)	640,842	638,681	648,676	639,741	649,085
Basic earnings per share (in dollars)	$1.40	$1.52	$1.16	$2.92	$2.36
Average number of diluted common shares (in thousands)	651,800	649,118	657,520	650,567	657,818
Diluted earnings per share (in dollars)	$1.37	$1.50	$1.14	$2.87	$2.33

Dividends per share (in dollars)	$0.55	$0.55	$0.52	$1.10	$0.98

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

ROYAL BANK OF CANADA Second Quarter 2005	36

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Preferred shares
Balance at beginning of period	$832	$532	$532	$532	$532
Issued	—	300	—	300	—

Balance at end of period	832	832	532	832	532

Common shares
Balance at beginning of period	7,021	6,988	7,055	6,988	7,018
Issued	70	44	43	114	96
Purchased for cancellation	—	(11)	(40)	(11)	(56)

Balance at end of period	7,091	7,021	7,058	7,091	7,058

Additional paid-in capital
Balance at beginning of period	210	169	130	169	85
Renounced stock appreciation rights, net of related income taxes	(2)	—	—	(2)	(1)
Stock-based compensation awards	12	(13)	15	(1)	27
Reclassified amounts	—	—	—	—	34
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	—	54	—	54	—
Other	22	—	(5)	22	(5)

Balance at end of period	242	210	140	242	140

Retained earnings
Balance at beginning of period	12,628	12,065	11,734	12,065	11,333
Net income	907	979	760	1,886	1,546
Preferred share dividends	(12)	(8)	(8)	(20)	(15)
Common share dividends	(353)	(352)	(336)	(705)	(634)
Premium paid on common shares purchased for cancellation	—	(53)	(197)	(53)	(275)
Issuance costs, net of related income taxes	3	(3)	—	—	—
Cumulative effect of adopting AcG 17, Equity-Linked Deposit Contracts, net of related income taxes	—	—	—	—	(2)

Balance at end of period	13,173	12,628	11,953	13,173	11,953

Treasury shares
Balance at beginning of period	(312)	(294)	(431)	(294)	—
Reclassified amounts	—	—	—	—	(304)
Net sales	85	36	174	121	47
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	—	(54)	—	(54)	—

Balance at end of period	(227)	(312)	(257)	(227)	(257)

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(1,426)	(1,556)	(849)	(1,556)	(893)
Change in unrealized foreign currency translation gains and losses	325	419	623	744	888
Impact of hedging unrealized foreign currency translation gains and losses	(204)	(289)	(344)	(493)	(565)

Balance at end of period	(1,305)	(1,426)	(570)	(1,305)	(570)

Shareholders’ equity at end of period	$19,806	$18,953	$18,856	$19,806	$18,856

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

ROYAL BANK OF CANADA Second Quarter 2005	37

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Cash flows from operating activities
Net income	$907	$979	$760	$1,886	$1,546
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	116	108	149	224	124
Depreciation	106	105	92	211	190
Business realignment charges	(3)	2	—	(1)	—
Business realignment payments	(32)	(17)	—	(49)	—
Deferred income taxes	(122)	(11)	—	(133)	(37)
Amortization of other intangibles	16	16	21	32	37
Writedown of deferred issuance costs	—	—	—	—	25
Gain on sale of premises and equipment	(5)	(4)	(31)	(9)	(36)
Gain on loan securitizations	(9)	(48)	(16)	(57)	(26)
Loss on investment in certain associated companies	—	—	—	—	9
Gain on sale of investment account securities	(23)	(21)	(14)	(44)	(18)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	149	496	269	645	256
Net change in accrued interest receivable and payable	—	(83)	(63)	(83)	(196)
Current income taxes	(201)	(192)	(138)	(393)	(1,514)
Derivative-related assets	488	1,984	4,022	2,472	1,284
Derivative-related liabilities	(19)	(953)	(3,095)	(972)	(263)
Trading account securities	(2,560)	(9,926)	3,003	(12,486)	(4,649)
Net change in brokers and dealers receivable and payable	75	784	(639)	859	432
Other	2,179	(2,128)	(1,548)	51	1,794

Net cash provided by (used in) operating activities	1,062	(8,909)	2,772	(7,847)	(1,042)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(229)	(547)	1,498	(776)	(1,364)
Change in loans, net of loan securitizations	(4,654)	(5,643)	(5,231)	(10,297)	(7,991)
Proceeds from loan securitizations	1,381	1,297	994	2,678	1,898
Proceeds from sale of investment account securities	11,582	9,213	4,643	20,795	8,903
Proceeds from maturity of investment account securities	4,630	5,632	5,848	10,262	14,192
Purchases of investment account securities	(15,446)	(12,191)	(9,787)	(27,637)	(24,106)
Change in loan substitute securities	—	26	8	26	21
Net acquisitions of premises and equipment	(94)	(134)	(88)	(228)	(269)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(3,755)	9,057	(7,967)	5,302	(5,897)
Net cash (used in) provided by acquisition of subsidiaries	—	—	(111)	—	447

Net cash (used in) provided by investing activities	(6,585)	6,710	(10,193)	125	(14,166)

Cash flows from financing activities
Change in deposits	3,472	8,161	6,418	11,633	12,440
Issue of subordinated debentures	—	—	1,000	—	2,500
Repayment of subordinated debentures	(69)	—	(317)	(69)	(317)
Issue of preferred shares	—	300	—	300	—
Issuance costs	—	(3)	—	(3)	—
Issue of common shares	64	41	41	105	90
Purchase of common shares for cancellation	—	(64)	(237)	(64)	(331)
Net sales of treasury shares	109	6	174	115	47
Dividends paid	(360)	(340)	(306)	(700)	(611)
Dividends/distributions paid by subsidiaries to non-controlling interests	(2)	(1)	(4)	(3)	(4)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(867)	(8,505)	5,761	(9,372)	5,261
Change in obligations related to securities sold short	3,327	3,849	(4,561)	7,176	(2,079)
Change in short-term borrowings of subsidiaries	(340)	(653)	(549)	(993)	(480)

Net cash provided by financing activities	5,334	2,791	7,420	8,125	16,516

Effect of exchange rate changes on cash and due from banks	16	6	12	22	13

Net change in cash and due from banks	(173)	598	11	425	1,321
Cash and due from banks at beginning of period	4,309	3,711	4,197	3,711	2,887

Cash and due from banks at end of period	$4,136	$4,309	$4,208	$4,136	$4,208

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,063	$2,471	$1,832	$4,534	$3,625
Amount of income taxes paid in period	$446	$640	$355	$1,086	$1,908

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

ROYAL BANK OF CANADA Second Quarter 2005	38

Notes to the interim consolidated financial statements
(unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2004, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 and the accompanying notes included on pages 79A to 114A in our 2004 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Consolidation of Variable Interest Entities

On November 1, 2004, we adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15), issued by the Canadian Institute of Chartered Accountants (CICA). AcG 15 provides guidance for applying the consolidation principles in the CICA Handbook Section 1590, Subsidiaries, to those entities defined as variable interest entities (VIEs) and more commonly referred to as special purpose entities (SPEs). There was no material impact to our Consolidated balance sheet or Consolidated statement of income upon adoption.

The following table provides information about unconsolidated VIEs in which we have a significant variable interest and VIEs that we consolidated under AcG 15. In addition, we deconsolidated a capital trust used to raise innovative Tier 1 capital of $900 million as at November 1, 2004, as a result of adopting AcG 15. For prior periods presented, this $900 million is reflected as a liability within Trust capital securities in accordance with the retroactive application of certain revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, discussed in the Liabilities and equity section of this note. As a result of the deconsolidation, the senior deposit note of the same amount that we issued to the trust is no longer considered inter-company and is reflected in Deposits on our Consolidated balance sheet, effective November 1, 2004. Yield distributions of $13 million and $26 million for the three and six months ended April 30, 2005, respectively, ($13 million for the quarter ended January 31, 2005) accruing to the holders of these instruments are no longer included in Non-controlling interest in net income of subsidiaries. Instead, interest expense of a similar amount is recognized on the senior deposit note. These instruments continue to qualify as Tier 1 capital pursuant to an advisory from the Office of the Superintendent of Financial Institutions Canada (OSFI) grandfathering such treatment for existing instruments. The multi-seller conduits that we administer were restructured in 2004 and we did not consolidate them upon adopting AcG 15. Please refer to pages 83A and 84A of our 2004 Annual Report for more details.

	Total assets as at	Maximum exposure to loss
	April 30, 2005	as at April 30, 2005

VIEs in which we have a significant variable interest: (1)
Multi-seller conduits we administer (2)	$30,088	$28,937
Third-party conduits	2,645	789
Investment funds	2,526	509
Structured finance VIEs	1,929	1,412
Collateralized Debt Obligations	1,104	18
Other	789	389
Consolidated VIEs: (3) (4)
Structured finance VIEs	1,428
Investment funds	1,313
Repackaging VIEs	707
Compensation vehicles	294
Other	521

(1)	The maximum exposure to loss resulting from our significant variable interest in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives with them. We have recognized $2,842 million of this exposure on our Consolidated balance sheet as at April 30, 2005 ($2,008 million as at January 31, 2005).

(2)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at April 30, 2005. Actual assets held by these conduits as at April 30, 2005, were $21,731 million ($20,311 million as at January 31, 2005).

(3)	Prior to adopting AcG 15, we either fully or proportionately consolidated most of these entities, with assets of $2,654 million as at April 30, 2005 ($2,542 million as at January 31, 2005).

(4)	The assets supporting the obligations of these consolidated VIEs as at April 30, 2005, are as follows: deposits with banks of $148 million ($13 million as at January 31, 2005), securities of $2,734 million ($2,121 million as at January 31, 2005), loans of $955 million ($942 million as at January 31, 2005) and other assets of $246 million ($194 million as at January 31, 2005). The compensation vehicles hold $180 million of our common shares as at April 30, 2005 ($312 million as at January 31, 2005).

ROYAL BANK OF CANADA Second Quarter 2005	39

Note 1: Significant accounting policies (continued)

Liabilities and equity

On November 1, 2004, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, with retroactive restatement of prior period comparatives. We reclassified as liabilities in our Consolidated balance sheet, financial instruments that will be settled by a variable number of our common shares upon their conversion by the holder as well as the outstanding returns due. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income. The impact of this change is presented below:

Consolidated balance sheet

	April 30	January 31	October 31	April 30
	2005	2005	2004	2004

Increase in Other liabilities	$34	$8	$51	$51
Increase in Trust capital securities	1,400	1,400	2,300	2,297
Increase in Preferred share liabilities	300	300	300	300
Decrease in Non-controlling interest in subsidiaries capital trust securities	1,434	1,408	2,351	2,348
Decrease in Shareholders’ equity – preferred shares	300	300	300	300

Consolidated statement of income

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2005	2005	2004	2005	2004

Increase in Interest expense	$29	$28	$40	$57	$82
Decrease in Non-controlling interest in net income of subsidiaries	25	25	37	50	75
Decrease in Preferred share dividends	4	3	3	7	7

Net income available to common shareholders and earnings per share were not impacted by these reclassifications. These instruments continue to qualify as Tier 1 capital pursuant to an OSFI advisory which grandfathers such treatment for existing instruments.

Trade date accounting

During the first quarter of 2004, we changed from settlement date accounting to trade date accounting for Securities in response to the issuance of CICA Handbook Section 1100, Generally Accepted Accounting Principles. We reconsidered this decision in the fourth quarter of 2004 and decided to present our Consolidated balance sheet using settlement date accounting, as we had done prior to November 1, 2003. This decision was made partly in response to the issuance of a re-exposure draft of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, which was finalized in January 2005, as noted below, and which permits either method of accounting. Comparative information presented in these financial statements for the second quarter of 2004 has been restated to reflect this change. This change to settlement date accounting decreased Securities by $4,248 million, Other assets by $6,081 million, and Other liabilities by $10,329 million as at April 30, 2004.

Asset retirement obligations

On November 1, 2004, we adopted CICA Handbook Section 3110, Asset Retirement Obligations. This standard requires that a liability and a corresponding asset be recognized at fair value for an asset retirement obligation related to a long-lived asset in the period in which it is incurred and can be reasonably estimated. The increase in the related long-lived asset will be depreciated over the remaining useful life of the asset. The adoption of this standard has not materially impacted our Consolidated balance sheet or Consolidated statement of income.

Future accounting changes

Financial Instruments

On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our financial statements is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

Comprehensive Income

As a result of adopting these standards, a new category, Accumulated other comprehensive income, will be added to Shareholder’s equity in the Consolidated balance sheet. Major components for this category will include gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the effective portion of cash flow hedging instruments.

ROYAL BANK OF CANADA Second Quarter 2005	40

Note 1: Significant accounting policies (continued)

Financial Instruments – Recognition and Measurement

Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and receivables, Held-for-trading or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with gains and losses recognized in Other comprehensive income. The standard also permits re-designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are available under the new Hedges section. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Net interest income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other comprehensive income. The ineffective portion will be recognized in Net income. The amounts recognized in Accumulated other comprehensive income will be reclassified to Net income in the periods in which Net income is affected by the variability in the cash flows of the hedged item. In hedging a net investment in a foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other comprehensive income.

Reporting Discontinued Operations

On April 22, 2005, the Emerging Issues Committee of the CICA issued EIC 153, Applying the Conditions in CICA 3475.27 in Determining Whether to Report Discontinued Operations, which will be effective for transactions that occur in fiscal periods beginning on or after the date of its issuance. This EIC clarifies how to apply the cash flows criteria when determining whether to report discontinued operations. It will be effective for transactions on or after May 1, 2005.

Note 2: Business realignment charges

During the quarter, we continued to implement the cost-reduction initiatives that were approved by the Board of Directors on September 9, 2004, in connection with our business realignment. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although the income-protection payments to severed employees and certain lease obligations will extend beyond that time. Changes to the employee-related, premises-related and other charges since January 31, 2005, are set out in the following table:

	Employee-related	Premises-related	Other	Total

Balance as at January 31, 2005	$156	$11	$11	$178
Adjustments	(5)	2	—	(3)
Cash payments	(20)	(2)	(10)	(32)

Balance as at April 30, 2005	$131	$11	$1	$143

We have included in our business realignment charges the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. During the quarter, we closed 10 of RBC Mortgage Company’s branches (quarter ended January 31, 2005 – 10) and none of RBC Centura Bank’s branches (quarter ended January 31, 2005 – 11). We also incurred approximately $2 million during the quarter in connection with employee outplacement services. The other charges represent fees charged by a professional services firm for strategic and organizational advice provided to us with respect to the business realignment initiatives.

As at April 30, 2005, the business realignment charges to be paid in future periods were $143 million ($178 million as at January 31, 2005) and are recorded in Other liabilities on the Consolidated balance sheet. This includes a pension adjustment for certain employees that we have determined should not be characterized as a business realignment charge. The total business realignment charges for each segment are disclosed in Note 12. As at April 30, 2005, the majority of the premises-related charges pertain to U.S. and International Personal and Business while the Other charges are recorded in Corporate Support. Approximately 1,660 employee positions were initially identified for termination as at October 31, 2004. We have adjusted this number to 1,590 to primarily reflect the employees of Liberty Insurance Services Corporation which was sold to IBM Corporation (refer to Note 4), the related accrual for which was reversed in the first quarter. The number of employees severed by April 30, 2005, was approximately 1,020.

ROYAL BANK OF CANADA Second Quarter 2005	41

Note 3: Business Held for Sale

Following a strategic review of our U.S. operations, we determined that RBC Mortgage Company is no longer a core business that will positively contribute to our U.S. operations. Accordingly, we have identified RBC Mortgage Company as discontinued operations and have committed to selling it within a year. Our consolidated financial statements include the results of RBC Mortgage Company, selected financial information for which is set out below.

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
	2005	2005	2004	2005	2004

Net interest income	$7	$12	$17	$19	$44
Non-interest income	38	43	49	81	57

Total Revenues	45	55	66	100	101
Non-interest expense	57	53	65	110	130
Business realignment charges	2	—	—	2	—
Net income before income taxes	(14)	2	1	(12)	(29)

Net income	$(9)	$2	$1	$(7)	$(19)

	April 30	January 31	October 31	April 30
	2005	2005	2004	2004

Total Assets	1,300	2,100	2,600	3,700

Total liabilities as at the end of each period presented were nominal.

Note 4: Disposition

On December 31, 2004, we completed the sale of our subsidiary, Liberty Insurance Services Corporation, to IBM Corporation for cash. The gain on the sale has been reported in the Canadian Personal and Business segment.

Note 5: Goodwill

The business realignment which took effect November 1, 2004, as discussed in Note 12, resulted in the realignment of certain reporting units thereby requiring us to re-allocate our goodwill to the new reporting units. Given that all of our components, including RBC Dain Rauscher Corporation and RBC Centura Bank, were deemed to be integrated within the context and application of GAAP, all goodwill has been re-allocated using the relative fair value approach. During the quarter, we completed testing goodwill for impairment under our new reporting structure and concluded that there was no impairment.

ROYAL BANK OF CANADA Second Quarter 2005	42

Note 6: Securitizations

Securitization activity for the three months ended

	April 30, 2005			January 31, 2005 (1)	April 30, 2004 (1)
	Credit	Commercial	Residential	Residential	Residential
	card	mortgage	mortgage	mortgage	mortgage
	loans	loans	loans (3)	loans (3)	loans (3)

Securitized and sold	$1,200	$176	—	$1,300	$1,000
Net cash proceeds received (2)	600	181	—	1,297	994
Asset backed securities purchased	596	—	—	—	—
Retained rights to future excess interest	8	—	—	51	35
Pre-tax gain on sale	4	5	—	48	29
Securities created and retained as investment securities	—	—	$1,008	547	795

Securitization activity for the six months ended

	April 30, 2005			April 30, 2004
	Credit	Commercial	Residential	Commercial	Residential
	card	mortgage	mortgage	mortgage	mortgage
	loans	loans	loans (3)	loans	loans (3)

Securitized and sold	$1,200	$176	$1,300	$133	$1,775
Net cash proceeds received (2)	600	181	1,297	135	1,763
Asset backed securities purchased	596	—	—	—	—
Retained rights to future excess interest	8	—	51	—	49
Pre-tax gain on sale	4	5	48	2	37
Securities created and retained as investment securities	—	—	1,555	—	1,097

The key assumptions used to value the retained interests at the date of securitization for activities during the three months ended April 30, 2005, are summarized below. All rates are annualized except the prepayment rate which is monthly.

Credit card loans

Prepayment rate	40.06%
Excess spread, net of credit losses	6.88
Expected credit losses	1.75
Discount rate	10.00

(1)	We did not securitize any credit card loans or commercial mortgage loans during either of the three-month periods ended January 31, 2005, or April 30, 2004.

(2)	With respect to the securitization of credit card loans in the current period, the net cash proceeds received represents gross cash proceeds of $1.2 billion less funds used to purchase notes issued by the trust with a principal value of $600 million.

(3)	All residential mortgage loans securitized are government guaranteed.

ROYAL BANK OF CANADA Second Quarter 2005	43

Note 7: Stock-based compensation

We prospectively adopted the fair value method of accounting recommended by the CICA in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

Pro forma net income and earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2005	2005	2004	2005	2004

As reported:
Net income (1)	$907	$979	$760	$1,886	$1,546
Basic earnings per share	1.40	1.52	1.16	2.92	2.36
Diluted earnings per share	1.37	1.50	1.14	2.87	2.33

Pro forma:
Net income (1)	$904	$974	$751	$1,878	$1,529
Basic earnings per share	1.39	1.51	1.15	2.90	2.33
Diluted earnings per share	1.37	1.49	1.13	2.86	2.30

(1)	Net income for the three and six months ended April 30, 2004, has been restated as a result of amendments to the definitions of liability and equity. Refer to Note 1.

Note 8: Pension and other post-retirement benefits

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2005	2005	2004	2005	2004

Pension benefit expense	$87	$89	$83	$176	$168
Other post-retirement benefit expense	47	46	47	93	94

Note 9: Significant capital transactions

On April 12, 2005, we announced our intention to redeem all of our outstanding $700 million 6.40% subordinated debentures due August 15, 2010, for 100% of their principal amount plus accrued interest. The redemption will occur on August 15, 2005. We will finance the redemption out of our general corporate funds.

On March 22, 2005, we announced that we may purchase for cancellation, from time to time, some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms will be determined in our sole discretion. As at April 30, 2005, we have purchased $3.5 million of Floating-Rate Debentures due in 2083 and US$55 million ($66 million) of Floating-Rate Debentures due in 2085.

On January 31, 2005, we issued $300 million of Non-cumulative First Preferred Shares Series W at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.30625 per share, to yield 4.90% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2010, in whole or in part, at a declining premium. These shares will also be convertible to our common shares at our option on and after February 24, 2010, at 95% of the weighted average trading price of our common shares.

On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange (TSX). Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. During the quarter, we did not repurchase any common shares (for the quarter ended January 31, 2005, we purchased 1,005,449 common shares at an average price of $63.24) and since the inception of the bid, we have repurchased 7,418,367 common shares at an average price of $60.92.

ROYAL BANK OF CANADA Second Quarter 2005	44

Note 10: Earnings per share

	For the three months ended			For the six months ended

	April 30	January 31	April 30	April 30	April 30
	2005	2005	2004	2005	2004

Basic earnings per share
Net income(1)	$907	$979	$760	$1,886	$1,546
Preferred share dividends	(12)	(8)	(8)	(20)	(15)

Net income available to common shareholders	895	971	752	1,866	1,531

Average number of common shares (in thousands)	640,842	638,681	648,676	639,741	649,085

	$1.40	$1.52	$1.16	$2.92	$2.36

Diluted earning per share

Net income available to common shareholders	$895	$971	$752	$1,866	$1,531

Average number of common shares (in thousands)	640,842	638,681	648,676	639,741	649,085
Stock options (2)	6,793	5,806	6,528	6,371	6,659
Issuable under other stock-based compensations	4,165	4,631	2,316	4,455	2,074

Average number of diluted common shares (in thousands)	651,800	649,118	657,520	650,567	657,818

	$1.37	$1.50	$1.14	$2.87	$2.33

(1)	Net income for the three and six months ended April 30, 2004, has been restated as a result of amendments to the definitions of liability and equity. Refer to Note 1.

(2)	The diluted effect of stock options was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options are (i) exercised and then (ii) reduced by the number of shares assumed to be repurchased from the issuance proceeds using the market price of our common shares for the period. Excluded from the above calculations for the three months ended January 31, 2005, are average options outstanding of 1,027,148 with a weighted average exercise price of $63.40, as these options’ exercise price was greater than the average market price of our common shares. For each of the three and six months ended April 30, 2005, and April 30, 2004, there were no average options outstanding whose exercise prices were greater than the average market price of our common shares.

ROYAL BANK OF CANADA Second Quarter 2005	45

Note 11: Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG 14).

During the quarter ended January 31, 2005, we reassessed our securities lending transactions and concluded that certain securities lending agreements with security lender indemnification meet the definition of a guarantee under AcG 14. In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times. As part of this custodial business, an indemnification may be provided to security lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications will normally terminate without being drawn upon. The maximum potential amount of future payments is the contractual amount before taking into consideration the possibility of recovery by means of realization of collateral held; therefore, the contractual amount is not indicative of future cash requirements. The term of these indemnifications varies, as the securities loaned are recallable on demand.

The following table summarizes significant guarantees that we have provided to third parties as at April 30, 2005. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments

Credit derivatives and written put options (1)	$42,282
Securities lending	28,900
Backstop liquidity facilities	27,473
Financial standby letters of credit and performance guarantees	13,930
Stable value products (1)	9,733
Credit enhancements	4,212
Mortgage loans sold with recourse	356

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

The fair value of credit derivatives and written put options as at April 30, 2005, was $339 million and this amount was included in Other - Derivative-related amounts in our Consolidated balance sheet ($162 million as at January 31, 2005; $109 million as at October 31, 2004; and $180 million as at April 30, 2004).

Refer to Note 20 of our 2004 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities are defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

Royal Bank of Canada and certain related entities are named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

ROYAL BANK OF CANADA Second Quarter 2005	46

Note 12: Results by business segment

Quarterly earnings	Canadian			U.S. and International
	Personal and Business			and Business Personal			Global Capital Markets
	Q2	Q1	Q2	Q2	Q1	Q2	Q2	Q1	Q2
	05	05	04	05	05	04	05	05	04

Net interest income	$1,281	$1,286	$1,197	$281	$277	$270	$253	$209	$192
Non-interest income	1,758	1,708	1,553	470	475	502	694	851	803

Total revenues	3,039	2,994	2,750	751	752	772	947	1,060	995
Provision for (recovery of) credit losses	158	103	141	15	14	20	(46)	(2)	(2)
Insurance policyholder benefits, claims and acquisition expense	622	582	508	—	—	—	—	—	—
Non-interest expense	1,492	1,415	1,361	632	599	701	614	700	678
Business realignment charges	1	—	—	2	—	—	—	—	—
Income taxes and non-controlling interest	235	291	237	25	41	11	93	105	90

Net income (loss)	$531	$603	$503	$77	$98	$40	$286	$257	$229

	Corporate Support			Total
	Q2	Q1	Q2	Q2	Q1	Q2
	05	05	04	05	05	04

Net interest income	$(33)	$(33)	$(82)	$1,782	$1,739	$1,577
Non-interest income	30	55	73	2,952	3,089	2,931

Total revenues	(3)	22	(9)	4,734	4,828	4,508
Provision for (recovery of) credit losses	(11)	(7)	(10)	116	108	149
Insurance policyholder benefits, claims and acquisition expense	—	—	—	622	582	508
Non-interest expense	(17)	(7)	7	2,721	2,707	2,747
Business realignment charges	1	2	—	4	2	—
Income taxes and non-controlling interest	11	13	6	364	450	344

Net income (loss)	$13	$21	$(12)	$907	$979	$760

	Canadian		U.S. and International
Six-month earnings	Personal and Business		Personal and Business		Global Capital Markets
	2005	2004	2005	2004	2005	2004

Net interest income	$2,567	$2,406	$558	$536	$462	$398
Non-interest income	3,466	3,022	945	976	1,545	1,551

Total revenues	6,033	5,428	1,503	1,512	2,007	1,949
Provision for (recovery of) credit losses	261	188	29	39	(48)	(83)
Insurance policyholder benefits, claims and acquisition expense	1,204	960	—	—	—	—
Non-interest expense	2,907	2,706	1,231	1,335	1,314	1,505
Business realignment charges	1	—	2	—	—	—
Income taxes and non-controlling interest	526	496	66	36	198	121

Net income (loss)	$1,134	$1,078	$175	$102	$543	$406

	Corporate Support		Total
	2005	2004	2005	2004

Net interest income	$(66)	$(136)	$3,521	$3,204
Non-interest income	85	72	6,041	5,621

Total revenues	19	(64)	9,562	8,825
Provision for (recovery of) credit losses	(18)	(20)	224	124
Insurance policyholder benefits, claims and acquisition expense	—	—	1,204	960
Non-interest expense	(24)	8	5,428	5,554
Business realignment charges	3	—	6	—
Income taxes and non-controlling interest	24	(12)	814	641

Net income (loss)	$34	$(40)	$1,886	$1,546

ROYAL BANK OF CANADA Second Quarter 2005	47

Note 12: Results by business segment (continued)

Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of banking and investments in Canada, and our global insurance businesses. The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally. The Global Capital Markets segment includes corporate, commercial and investment banking, securities custody and transaction processing. The fixed income business of RBC Dain Rauscher Corporation, which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform with the new basis of segment presentation. As discussed in Note 3, we have identified RBC Mortgage Company as discontinued operations, the financial results of which are included in the U.S. and International Personal and Business segment.

Our management-reporting process measures the performance of our business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management-reporting model that includes methodologies for funds transfer pricing, attribution of Economic Capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies involve a number of assumptions and judgments, and directly impact other measures such as business return on equity and return on risk capital. We revised certain methodologies effective November 1, 2004, in conjunction with our new management-reporting model. All methodologies are periodically reviewed to ensure they remain valid.

ROYAL BANK OF CANADA Second Quarter 2005	48

Note 13: Reconciliation of the application of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian GAAP. Material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheet	As at April 30, 2005			As at October 31, 2004			As at April 30, 2004
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash and due from banks	$4,136	$—	$4,136	$3,711	$—	$3,711	$4,208	$—	$4,208
Interest-bearing deposits with banks	7,043	(33)	7,010	6,267	16	6,283	3,311	19	3,330
Securities
Trading account	101,808	947	102,755	89,322	(1,687)	87,635	92,006	3,607	95,613
Investment account	37,102	(37,102)	—	38,923	(38,923)	—	43,222	(43,222)	—
Loan substitute	675	(675)	—	701	(701)	—	304	(304)	—
Available for sale	—	38,055	38,055	—	39,861	39,861	—	44,064	44,064
Assets purchased under reverse repurchase agreements and securities borrowed	43,015	—	43,015	48,317	—	48,317	49,784	—	49,784
Loans (net of allowance for loan losses)	179,186	997	180,183	173,088	967	174,055	169,010	8,532	177,542
Other
Customers’ liability under acceptances	6,654	—	6,654	6,184	—	6,184	6,191	—	6,191
Derivative-related amounts	36,419	1,289	37,708	38,891	1,190	40,081	34,328	1,070	35,398
Premises and equipment	1,772	(28)	1,744	1,756	(25)	1,731	1,775	(20)	1,755
Goodwill	4,504	45	4,549	4,369	47	4,416	4,986	44	5,030
Other intangibles	513	—	513	523	—	523	594	—	594
Reinsurance recoverables	—	1,720	1,720	—	1,701	1,701	—	1,989	1,989
Separate account assets	—	105	105	—	120	120	—	154	154
Other assets	12,615	18,806	31,421	17,144	15,920	33,064	15,971	14,174	30,145

	$435,442	$24,126	$459,568	$429,196	$18,486	$447,682	$425,690	$30,107	$455,797

Liabilities and shareholders’ equity
Deposits	$283,492	$336	$283,828	$270,959	$616	$271,575	$271,585	$617	$272,202
Other
Acceptances	6,654	—	6,654	6,184	—	6,184	6,191	—	6,191
Obligations related to securities sold short	32,181	(114)	32,067	25,005	(1,190)	23,815	20,776	4,800	25,576
Obligations related to assets sold under repurchase agreements and securities loaned	19,572	—	19,572	28,944	—	28,944	32,462	—	32,462
Derivative-related amounts	41,229	721	41,950	42,201	669	42,870	37,512	732	38,244
Insurance claims and policy benefit liabilities	7,483	2,481	9,964	6,838	2,514	9,352	5,512	2,100	7,612
Separate account liabilities	—	105	105	—	120	120	—	154	154
Other liabilities	14,550	19,864	34,414	20,387	16,014	36,401	21,655	22,498	44,153
Subordinated debentures	8,101	462	8,563	8,116	406	8,522	8,423	380	8,803
Trust capital securities	1,400	(1,400)	—	2,300	(2,300)	—	2,297	(2,297)	—
Preferred share liabilities	300	(300)	—	300	(300)	—	300	(300)	—
Non-controlling interest in subsidiaries	674	1,434	2,108	58	1,466	1,524	121	1,464	1,585
Shareholders’ equity	19,806	537	20,343	17,904	471	18,375	18,856	(41)	18,815

	$435,442	$24,126	$459,568	$429,196	$18,486	$447,682	$425,690	$30,107	$455,797

ROYAL BANK OF CANADA Second Quarter 2005	49

Note 13: Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Condensed consolidated statements of income	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2005	2005	2004	2005	2004

Net income, Canadian GAAP	$907	$979	$760	$1,886	$1,546
Differences:
Net interest income
Derivative instruments and hedging activities (1)	12	4	5	16	3
Variable interest entities (2)	—	—	(4)	—	(18)
Liabilities and equity (9)	29	28	40	57	82
Non-interest income
Insurance accounting (4)	(138)	(166)	(159)	(304)	(274)
Derivative instruments and hedging activities (1)	(7)	4	6	(3)	10
Reclassification of securities (5)	—	—	4	—	7
Variable interest entities (2)	—	—	1	—	2
Limited partnerships (6)	(2)	(2)	(5)	(4)	(20)
Joint ventures (3)	(48)	(37)	(34)	(85)	(67)
Other (10)	(2)	—	(3)	(2)	(3)
Provision for credit losses
Joint ventures (3)	17	—	—	17	—
Reclassification of securities (5)	—	—	(4)	—	(1)
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting (4)	144	234	157	378	271
Non-interest expense
Stock appreciation rights (7)	15	—	(4)	15	(5)
Insurance accounting (4)	16	17	13	33	22
Joint ventures (3)	29	29	27	58	53
Variable interest entities (2)	—	—	(10)	—	(10)
Income taxes and net difference in income taxes due to the above Items (8)	(11)	(24)	9	(35)	20
Non-controlling interest in net income of subsidiaries
Variable interest entities (2)	—	—	12	—	24
Liabilities and equity (9)	(25)	(25)	(37)	(50)	(75)

Net income, U.S. GAAP	$936	$1,041	$774	$1,977	$1,567

Basic earnings per share (11)
Canadian GAAP	1.40	1.52	1.16	2.92	2.36

U.S. GAAP	$1.43	$1.61	$1.17	$3.04	$2.37

Diluted earnings per share (11)
Canadian GAAP	1.37	1.50	1.14	2.87	2.33
U.S. GAAP	$1.41	$1.58	$1.16	$2.99	$2.34

Consolidated statements of comprehensive income	For the six months ended
	April 30	April 30
	2005	2004

Net income, U.S. GAAP	$1,977	$1,567
Other comprehensive income
Changes in unrealized gains and losses on available for sale securities	34	42
Changes in unrealized foreign currency translation gains and losses	744	888
Impact of hedging unrealized foreign currency translation gains and losses	(493)	(565)
Change in gains and losses on derivatives designated as cash flow hedges	(102)	(143)
Reclassification to earnings of gains and losses on cash flow hedges	52	15
Additional pension obligation	—	(13)

Total comprehensive income	$2,212	$1,791

ROYAL BANK OF CANADA Second Quarter 2005	50

Note 13: Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

For a complete discussion of U.S. and Canadian GAAP differences, refer to Note 26 on pages 111A to 114A of our 2004 Annual Report.

Significant balance sheet reconciling items

Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $35 million and Other liabilities by $102 million, and would decrease Shareholders’ equity by $67 million as at April 30, 2005.

Trade date accounting

The application of trade date accounting to our Consolidated balance sheet would increase Other assets by $7,116 million, Other liabilities by $7,873 million and Securities by $757 million as at April 30, 2005.

Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $11,130 million as at April 30, 2005.

Right of offset

Canadian GAAP requires net presentation of assets and liabilities that are subject to a legal right of offset where we intend to settle these assets and liabilities either on a net basis or simultaneously. In addition to these criteria, under U.S. GAAP, the assets and liabilities must pertain to the same party. Application of U.S. GAAP would increase Securities by $190 million, Loans by $955 million, Other assets by $9 million, Deposits by $199 million, and Other liabilities by $955 million as at April 30, 2005.

Significant statement of income reconciling items

(1) Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $3 million and $8 million for the three and six months ended April 30, 2005, respectively. It would also increase Loans by $42 million, Other assets by $992 million, Deposits by $137 million, Other liabilities by $554 million and Subordinated debentures by $462 million, and would decrease Interest-bearing deposits with banks by $33 million and Shareholders’ equity by $152 million as at April 30, 2005.

(2) Variable interest entities

With the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities on November 1, 2004, the treatment of VIEs is consistent in all material respects with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities under U.S. GAAP.

(3) Joint ventures

Accounting for investments in joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $93 million as at April 30, 2005, but would have no impact on Net income.

(4) Insurance accounting

The application of U.S. GAAP would increase Net income by $14 million and $69 million for the three and six months ended April 30, 2005 , respectively. It would also increase Other assets by $2,681 million, Other liabilities by $2,527 million and Shareholders’ equity by $154 million as at April 30, 2005.

(5) Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would have no impact on Net income for the three and six months ended April 30, 2005. It would increase Securities by $415 million, Shareholders’ equity by $266 million and decrease Other assets by $149 million as at April 30, 2005.

(6) Limited partnerships

Applying the equity method under U.S. GAAP would decrease Net income by $1 million and $2 million for the three and six months ended April 30, 2005, respectively. It would also increase Other assets by $119 million, and would decrease Securities by $128 million and Shareholders’ equity by $9 million as at April 30, 2005.

(7) Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would increase Net income by $10 million and $10 million for the three and six months ended April 30, 2005, respectively. It would increase Shareholders’ equity by $25 million, and would decrease Other assets by $15 million and Other liabilities by $40 million as at April 30, 2005.

(8) Income taxes

In addition to the tax impact of the differences outlined in the Significant statement of income reconciling items, under U.S. GAAP, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law. Under Canadian GAAP, these effects are recorded when the tax rate changed has been substantively enacted.

(9) Liabilities and equity

As discussed in Note 1, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments: Disclosure and Presentation, on November 1, 2004, under Canadian GAAP with retroactive restatement of prior period comparatives. These revisions require liability classification for financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder. As a result, we reclassified certain preferred shares and Non-controlling interest in subsidiaries as liabilities. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income. There was no corresponding change in U.S. GAAP where these instruments continue to be reported as preferred shares in Shareholders’ equity and as Non-controlling interest in subsidiaries. Removing the effects of these changes would increase U.S. GAAP net income by $4 million and $7 million for the three and six months ended April 30, 2005, respectively. It would increase Shareholders’ equity and Non-controlling interest in subsidiaries by $300 million and $1,434 million, respectively, and reduced Preferred share liabilities, Trust capital securities and Other liabilities by $300 million, $1,400 million and $34 million, respectively, as at April 30, 2005.

ROYAL BANK OF CANADA Second Quarter 2005	51

Note 13: Reconciliation of the application of Canadian and United States generally accepted accounting principles (continued)

Significant statement of income reconciling items (continued)

(10) Other

Other differences between U.S. and Canadian GAAP relate to guarantees, loan commitments and other minor items. The net of these items would decrease Net income by $1 million and $1 million for the three and six months ended April 30, 2005, respectively. It would decrease Securities by $9 million, increase Other assets by $112 million, Other liabilities by $83 million and Shareholders’ equity by $20 million as at April 30, 2005.

(11) Two-class method of calculating earnings per share

When calculating earnings per share under U.S. GAAP we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable. The impact of this calculation reduces U.S. GAAP basic earnings per share for the three and six months ended April 30, 2005, by less than one cent and by approximately one cent, respectively. The impact on diluted earnings per share for the three and six months ended April 30, 2005, is less than one cent. Basic earnings per share for the three and six months ended April 30, 2004, were restated to reflect a reduction of one cent per share.

Changes in significant accounting policies affecting U.S. and Canadian GAAP differences

Variable interest entities: With the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities, on November 1, 2004, the treatment of VIEs is consistent in all material respects with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, under U.S. GAAP.

Liabilities and equity: As discussed in Note 1, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation on November 1, 2004, under Canadian GAAP with retroactive restatement of prior period comparatives. These revisions require liability classification for financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder. As a result, we reclassified certain preferred shares and Non-controlling interest in subsidiaries as liabilities. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income. There was no corresponding change in U.S. GAAP where these instruments continue to be reported as preferred shares in Shareholders’ equity and as Non-controlling interest in subsidiaries.

Nontraditional Long-Duration Contracts and Separate Accounts: Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), issued by the American Institute of Certified Public Accountants, became effective for us on November 1, 2004, under U.S. GAAP. The most significant requirements of SOP 03-1 are reporting and measurement of separate account assets and liabilities when specified criteria are not met, classification and valuation of certain non-traditional long-duration contract liabilities, capitalization and amortization of sales inducements. The implementation of SOP 03-1 did not have a significant impact on our financial statements.

Reporting of Discontinued Operations: In November 2004, the Emerging Issues Task Force (EITF) reached a final consensus on EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, which provides clarifying guidance on applying the cash flows criteria for determining whether to report discontinued operations. The guidance provided in this EITF is effective for components either disposed of or classified as held-for-sale in fiscal periods beginning after December 15, 2004.

Future accounting changes

Stock-based compensation: In December 2004, FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that compensation cost relating to share-based payment transactions be measured and recognized in financial statements based on the fair value of the equity or liability instruments issued. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, Share-Based Payment, expresses the SEC staff’s views on FAS 123R and is effective upon adoption of FAS 123R. Pursuant to SEC’s announcement in April 2005, companies are allowed to implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. We will implement these requirements on November 1, 2005.

Note 14: Subsequent Event

RBC Mortgage Company

On May 27, 2005, we announced an agreement to sell selected assets of RBC Mortgage Company. Certain details of the agreement are still under discussion so we have not yet determined the impact on our overall operations.

Renewal of normal course issuer bid

On May 27, 2005, we announced our intention, subject to the approval of Toronto Stock Exchange (TSX), to renew our normal course issuer bid to repurchase up to 10 million common shares, which represent approximately 1.5% of our outstanding shares as at April 30, 2005, through TSX facilities. We will determine the amount and timing of such purchases, at our discretion.

ROYAL BANK OF CANADA Second Quarter 2005	52